                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-46579

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED         +
+EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. A FINAL PROSPECTUS       +
+SUPPLEMENT AND ACCOMPANYING PROSPECTUS WILL BE DELIVERED TO PURCHASERS. THIS  +
+PRELIMINARY PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS SHALL NOT       +
+CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL  +
+THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH       +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    SUBJECT TO COMPLETION, DATED MAY 1, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 16, 1998)

                                5,000,000 SHARES

            [LOGO OF SUNBURST HOSPITALITY CORPORATION APPEARS HERE]

                                  COMMON STOCK

                                   --------

  All of the 5,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Sunburst Hospitality Corporation (the "Company").

  The Common Stock is traded on the New York Stock Exchange under the symbol "SNB." The reported last sale price of the Common Stock on the New York Stock Exchange on April 30, 1998, was $8 1/16 per share. See "Price Range of Common Stock."

                                   --------

  SEE "RISK FACTORS" BEGINNING ON PAGE S-12 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                   --------

SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
   COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
 OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                      UNDERWRITING
            PRICE TO DISCOUNTS AND  PROCEEDS TO
             PUBLIC  COMMISSIONS(1) COMPANY(2)
-----------------------------------------------
Per Share    $           $             $
-----------------------------------------------
Total(3)     $           $            $

================================================================================

 (1) For information regarding indemnification of the Underwriters, see "Underwriting."
 (2) Before deducting expenses payable by the Company estimated at $500,000.
 (3) The Company has granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions,
     and Proceeds to Company will be $  , $   and $  , respectively. See
     "Underwriting."

                                   --------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of the shares of Common Stock offered hereby will be made on or about May , 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001, or through the facilities of The Depository Trust Company.

                                   --------
SALOMON SMITH BARNEY
           BEAR, STEARNS & CO. INC.
                        NATIONSBANC MONTGOMERY
                                SECURITIES LLC

     , 1998

                                     [ART]




CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS DURING AND AFTER THE OFFERING, IN CONNECTION WITH THE OFFERING OF COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus Supplement, the accompanying Prospectus or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. Unless the context otherwise requires, references herein to the "Company" refer to Sunburst Hospitality Corporation. Unless otherwise indicated, the information in this Prospectus Supplement assumes the Underwriters' over-allotment option is not exercised. Unless otherwise indicated, all statistical information and data relating to the lodging industry in this Prospectus Supplement are derived from information provided by Smith Travel Research. Smith Travel Research has neither consented to the use of the lodging industry data presented herein nor has it provided any form of consultation, advice or counsel regarding any aspects of, nor is it in any way whatsoever associated with, the Offering. During 1997, the Company changed its fiscal year from a May 31 year-end to a December 31 year-end.

                                  THE COMPANY

  Sunburst Hospitality Corporation (the "Company") is a national owner and operator of hotel properties with a portfolio at March 31, 1998 of 83 hotels (11,554 rooms) in a total of 28 states. The Company is also an active developer of hotel properties with eight hotels (838 rooms) under construction and 14 hotels (1,406 rooms) under development at March 31, 1998, all but three of which are MainStay Suites. The Company believes that the development of MainStay Suites, which are in the mid-price category of the extended-stay segment of the lodging industry, will be its primary source of growth over the next several years. The Company's portfolio includes hotels in each of the extended-stay, traditional all-suite, full-service and limited-service segments of the lodging industry and in the mid-price, economy and upscale price categories of the lodging industry. The Company operates each of its hotels under one of the following brands franchised by Choice Hotels International, Inc. ("Choice"): MainStay(R), Comfort(R), Quality(R), Clarion(R), Sleep(R), Rodeway(R) and Econo Lodge(R) (collectively, the "Choice Brands"). Prior to October 1997, Choice was a subsidiary of the Company. See "--Recent Developments--Recent Spin-Offs."

  The Company is led by an experienced management team whose senior members have an average of over 18 years of lodging industry experience and have worked together as a team for over six years. The Company's management has had a successful record of managing ahead of lodging industry cycles. Prior to the last industry downturn in the late 1980s, the Company successfully liquidated a substantial portion of its hotel portfolio at favorable prices. From 1992 to 1996, industry conditions were such that many lodging companies and individual hotels faced financial hardship. The Company took advantage of this opportunity to acquire hotels at prices well below replacement cost. The Company's strategy was to acquire and renovate such hotels, install professional management and marketing systems, and in some cases reposition the hotels to a different brand or service level. Since June 1992, the Company has acquired 55 hotels (7,809 rooms) for a total purchase price of $187.7 million and to date has spent an additional $95.6 million on capital improvements to renovate and reposition these assets. Such amounts represent on average approximately 60% of the estimated replacement value of the hotels at their respective acquisition dates. The Company believes, however, that the record levels of profitability reached in the industry since 1996 have limited opportunities to acquire hotels at substantial discounts to replacement cost. As a result, the Company acquired only two hotels in fiscal 1997 and has acquired no hotels since February 1997. The Company has responded to the new industry environment by shifting the focus of its growth strategy from opportunistically acquiring hotels to developing and operating MainStay Suites in the underserved mid-price category of the extended-stay segment of the lodging industry. See "Risk Factors--Inherent Risks Associated with the Lodging Industry" and "--Uncertainty of MainStay Expansion Program."

  The Company believes that it is well positioned to generate growth in its hotel portfolio by capitalizing on opportunities present at the current stage of the lodging industry cycle. The Company's primary business objectives are to maximize the value of the Company's hotel portfolio, its cash flow and its shareholder value. The Company's strategies for accomplishing these objectives include: (i) developing and operating MainStay

Suites in the extended-stay segment of the lodging industry; (ii) actively managing its existing portfolio of hotels; and (iii) selectively pursuing acquisitions of hotel properties. The Company intends to finance its growth with: (i) advances under its $80 million revolving Credit Agreement dated October 15, 1997 (the "Credit Facility") with a syndicate of four commercial banks; (ii) cash flow from operations; (iii) potential equity and/or debt financings in the public and/or private markets; and (iv) selective disposition of existing assets. See "--Recent Developments--Recent Financing Activity," "Risk Factors--Uncertainty of MainStay Expansion Program" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEVELOPING AND OPERATING MAINSTAY SUITES

  The Company believes that extended-stay is a growing segment of the lodging industry with favorable supply and demand characteristics. The Company defines the extended-stay segment of the industry as hotels serving guests staying five nights or longer with a product designed for longer stays. Extended-stay hotels typically include kitchen facilities and separate areas for sleeping, working and relaxation. Of the approximately 3.5 million guest rooms available in the United States at December 31, 1997, there were only approximately 89,076 guest rooms at approximately 793 properties in the extended-stay segment. The Company believes, based on this and other published industry data, that the extended-stay segment is underserved, with approximately 25% of the current extended-stay room demand being met by the existing dedicated supply. In addition, the Company believes that extended-stay hotels generally have higher operating margins, higher returns on capital and lower occupancy break-even thresholds than hotels in other industry segments, primarily as a result of lower operating expenses, longer guest stays, lower guest turnover and greater productivity. The Company believes that its plan to continue developing MainStay Suites positions it to benefit from these favorable trends in the extended-stay market.

  MainStay Suites are mid-price extended-stay hotels with average weekly rates for hotels currently open ranging from $350 to $480. Guests at MainStay Suites, who generally rent on a weekly or longer basis, include business travelers, professionals on temporary work assignments, people relocating or purchasing a home, people between domestic situations, tourists and others desiring high-quality, furnished accommodations with full kitchens. MainStay Suites are designed and built to uniform plans and specifications developed and periodically refined since 1996. The Company's MainStay Suites plans utilize a versatile "building block" architecture that adapts to various site configurations. The Company believes this standardization lowers construction costs and enables uniform quality and operational standards. A typical MainStay Suites ranges in size from 80 to 120 rooms and is developed on 2.0 to 3.0 acres of land on highly visible sites in upper-to-middle income areas that are close to corporate demand generators, restaurants and retail locations. A typical MainStay Suites costs approximately $5.0 to $6.9 million to develop and construct (including land cost), with an average cost per room ranging from $50,000 to $65,000. Based on the Company's hotel development experience, the Company believes that once a site is selected and acquired and all regulatory permits and approvals have been obtained, the construction phase of development generally requires approximately nine months from groundbreaking to opening. The Company opened its first MainStay Suites in Plano, Texas in November 1996, which achieved an unleveraged return on cost of approximately 14.3% for the twelve months ended March 31, 1998. This return on cost represents the hotel's earnings before interest, taxes, depreciation and amortization and an allocation for corporate expenses for such period (which the Company believes is after the period required for such property's operations to stabilize), divided by its initial cost. The results achieved by this hotel may not be indicative of results of other MainStay Suites developed and operated by the Company. See "Risk Factors--Uncertainty of MainStay Expansion Program."

  MainStay Suites feature automated registration and checkout kiosks, guest laundry, housekeeping every five days (with optional daily light touch housekeeping), complimentary breakfast and manager's reception and fitness and recreation facilities. Room alternatives include one-bedroom and studio suites. Each suite features a bedroom area, a fully furnished kitchen, a living room area with a pull-out couch or recliner, a spacious work area, two direct-dial phone lines, voice mail and other automated phone services. The Company typically operates MainStay Suites with only seven to nine employees, which helps to control operating expenses. Notwithstanding the Company's belief that extended-stay is a growing segment of the lodging industry, the

Company's site selection process requires a positive evaluation of prospective sites for a transient hotel. The Company believes that in the event extended-stay demand is less than anticipated in any particular market, any of its MainStay Suites could be converted to a traditional all-suite hotel. However, there can be no assurance that any such conversion would be successful.

  The Company currently owns and operates nine MainStay Suites (866 rooms) located in nine cities. The Company currently has under construction six additional MainStay Suites (600 rooms), which are expected to open in 1998, in six additional cities (two of which are new markets for the Company). Completion of these hotels will increase the number of rooms in the Company's extended-stay portfolio by approximately 69%. The Company has under development an additional 13 MainStay Suites (1,283 rooms), which are expected to open by 1999, in 13 additional cities (nine of which are new markets for the Company). Completion of these hotels will increase the number of rooms in the Company's extended-stay portfolio by approximately 88%, assuming completion of all the MainStay Suites currently under construction. The Company defines "hotels under construction" as hotels for which construction contracts have been executed and "hotels under development" as hotels for which a land purchase or land lease agreement with respect to the hotel site has been executed. The Company has other locations under consideration and is continually searching for other appropriate sites. The Company plans to develop 15 to 20 new MainStay Suites annually through the year 2000 and will require capital expenditures of approximately $85 to $114 million annually for its development plan. There can be no assurance that the Company will be able to complete the construction and development of all of these facilities. See "Risk Factors--Uncertainty of MainStay Expansion Program," "--Development and Construction Risks," and "--
 Forward-Looking Statements."

ACTIVELY MANAGING EXISTING HOTEL PORTFOLIO

  The Company actively manages its existing hotel portfolio to optimize performance by: (i) applying proven operating systems and procedures in the management of its hotels; (ii) maintaining the competitiveness of its hotels through capital reinvestment; and (iii) selling hotels that have limited upside potential or are projected to underperform in order to redeploy capital in higher-yielding assets.

  Property Management Systems. The Company's hotels benefit from systems and services available to all Choice franchisees with respect to a particular Choice Brand, including the CHOICE 2001 central reservation system, marketing and advertising efforts and volume purchasing discounts. The Company's hotels are subject to the quality assurance program applicable to all Choice franchisees. The Company has also instituted a number of operating systems and procedures that are designed to maximize performance at its hotels. These systems, developed by the Company over time, include:

  . Yield Management Program: The Company has installed an automated yield management program at most of its hotels which allows each hotel's management to maximize revenue per available room ("RevPAR"). The system automatically performs calculations and suggests pricing strategies to the local hotel management. The program continues to update information based on the availability of room supply, guest stay patterns and reservation volume at each hotel.

  . Training: The Company has developed a training system for all guest services representatives that teaches basic sales techniques and standard operating procedures. The Company also utilizes a computerized guest comment system in each hotel which provides management with immediate guest feedback. This feedback allows the Company to more effectively respond to consumer needs and to improve its employee training. In addition, the Company provides training to hotel general managers and on-site sales professionals on sales and marketing techniques.

  . Accounting Systems: Each of the Company's hotels has a computerized front desk and accounting system. This system allows management at each hotel to gather key financial indicators (such as daily occupancy and revenue statistics) and electronically transmit this information to the Company's senior operating officers and managers. This instant access to information allows management to quickly identify trends and make operating adjustments where necessary. This system also creates cost savings in the accounting and bookkeeping departments of each hotel. In addition, a corporate-based financial controller group oversees operational and capital expenditures. This group works with the hotel operations group to maintain expense standards and operating procedures.

  . Time and Attendance System: Each hotel maintains an automated time and attendance system that is electronically linked to a central payroll system at corporate headquarters. This computerized system for tracking time allows management to make quick decisions on controlling labor costs and provides immediate information on projected costs.

  . Annual Business Planning Process: Each hotel prepares a zero-based annual business plan which incorporates historical performance and market conditions. Each plan, which is reviewed and approved by senior management, provides detailed strategies for marketing, guest services and food and beverage operations. The annual plan serves as a fundamental measurement of management's performance.

  Capital Reinvestment. The Company seeks to maintain its competitive advantage in its local markets through capital spending. The Company believes a regular program of capital improvements as well as periodic renovation and redevelopment of certain hotels are important factors in maintaining the competitiveness of the portfolio and maximizing cash flow growth. Each of the Company's hotels completes a detailed capital spending budget annually. The hotels spend an average of 5% to 7% of total revenues on capital improvements annually.

  Asset Management and Hotel Sales. The Company continuously evaluates its existing portfolio and seeks to sell hotels that have limited upside potential or are projected to underperform in order to redeploy capital in higher-yielding assets. In determining which hotels to sell, the Company considers a number of factors, including estimated market value relative to the projected future performance, changes in market demographics, changes in the local competitive environment and physical plant obsolescence. The Company has identified six properties which it is marketing for sale in calendar year 1998.

SELECTIVELY PURSUING HOTEL ACQUISITIONS

  Although the Company believes that currently there are limited opportunities to acquire hotels at substantial discounts to replacement cost, the Company will continue to pursue selectively the acquisition of hotel properties in all segments of the lodging industry where the Company believes long-term value can be created, including, where appropriate, from renovation and/or the repositioning of the hotel to a different brand or service level. In identifying potential acquisitions, the Company focuses on hotel properties located in markets with favorable economic, demographic and supply characteristics. Upon acquiring a hotel, the Company typically spends significant capital on renovation. During the fiscal year ended May 31, 1995, the Company acquired 16 hotels for an aggregate initial acquisition price of $58.6 million and to date has spent an additional $25.8 million on capital improvements. During the fiscal year ended May 31, 1996, the Company acquired 16 hotels for an aggregate initial acquisition price of $49.2 million and to date has spent an additional $23.5 million on capital improvements. During the fiscal year ended May 31, 1997, the Company acquired two hotels for an aggregate initial acquisition price of $10.7 million and to date has spent an additional $7.3 million on capital improvements. The Company has acquired no hotels since February 1997.

                              RECENT DEVELOPMENTS

RECENT SPIN-OFFS

  Prior to November 1996, the Company was a subsidiary of Manor Care, Inc. ("Manor Care") which, directly and through its subsidiaries, owned and managed hotels domestically and internationally (the "Choice Ownership Business") operated under the Choice Brands as well as franchised hotels worldwide under the Choice Brands (the "Choice Franchising Business" and, together with the Choice Ownership Business, the "Choice Lodging Business"). On November 1, 1996, Manor Care separated the Choice Lodging Business from its health care business pursuant to a pro rata distribution to the holders of Manor Care's common stock of all the Company's common stock (the "Company Spin-Off"). The Company became a separate publicly-traded company known as Choice Hotels International, Inc.

  On October 15, 1997, the Company separated the Choice Franchising Business (which had previously been conducted primarily through the Company's subsidiary, Choice Hotels Franchising, Inc. ("Franchising")) and its European owned and managed hotels from its other operations pursuant to a pro rata distribution to its shareholders of all the common stock of Franchising (the "Choice Spin-Off"). At the time of the Choice Spin-Off, Franchising changed its name to "Choice Hotels International, Inc." (referred to herein as "Choice"). The Company changed its name to "Sunburst Hospitality Corporation" and effected a one-for-three reverse stock split. The Company currently conducts the domestic Choice Ownership Business. See "Business and Properties."

RECENT FINANCING ACTIVITY

  The Company entered into two new debt facilities in October 1997 in connection with the Choice Spin-Off: (i) the Credit Facility and (ii) the $115.0 million Choice Note (as defined below). In addition, in April 1997, a wholly owned subsidiary of the Company issued a series of Multiclass Mortgage Pass-Through Certificates in an aggregate principal amount of $117.5 million (the "CMBS Certificates").

  Credit Facility. The Company is the borrower under the Credit Facility, which has a term of three years and provides for: (i) a revolving credit loan of up to $80.0 million; and (ii) letters of credit supporting the Company's payment obligations in an amount not to exceed $5.0 million. The Credit Facility, which matures on October 15, 2000, includes customary financial and other covenants that require the maintenance of certain financial ratios, including maximum leverage, minimum net worth and interest coverage, and restricts the Company's ability to make certain investments, repurchase stock, incur debt, and dispose of assets. At March 31, 1998, after giving effect to the Offering and application of proceeds thereof, the Company had $69.5 million of permitted availability under the Credit Facility. At the Company's option, the interest rate may be based on LIBOR, a certificate of deposit rate or an alternate base rate (as defined in the Credit Facility), plus a facility fee. The rate is determined based on the Company's consolidated leverage ratio at the time of borrowing. The Company's obligations under the Credit Facility are guaranteed by all direct and indirect subsidiaries of the Company other than the CMBS Subsidiaries (as defined below) and such obligations are secured by a pledge of all the capital stock of such guaranteeing subsidiaries. Amounts outstanding under the Credit Facility being repaid with proceeds from the Offering will be immediately available for re-borrowing by the Company subject to the terms of the Credit Facility.

  Choice Note. In connection with the Choice Spin-Off, the Company issued to Choice a subordinated note due October 15, 2002 with a principal amount of $115.0 million (the "Choice Note"). The Choice Note is subordinated to all senior debt of the Company. The Choice Note accrues simple interest at a rate of 11% per annum resulting in an effective annual rate of 8.8% through maturity. Principal and all interest accrued since inception on the Choice Note are payable in full at maturity. The Choice Note limits the ability of the Company to merge or consolidate with any other person or entity (unless the Company is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. Accrued interest on the Choice Note at March 31, 1998 was $5.8 million. The Company is also the obligor on payables to Choice totaling approximately $19.9 million at March 31, 1998. These payables primarily represent liabilities of the Company discharged or assumed by Choice in connection with the Choice Spin-Off. The Company has reached an understanding with Choice to satisfy these obligations no later than December 31, 1998.

  CMBS Certificates. In April 1997, QI Capital Corp., a wholly owned subsidiary of the Company (the "CMBS Issuer"), issued the CMBS Certificates, representing beneficial ownership interests in a trust fund holding a fixed rate non-recourse mortgage loan (the "Mortgage Note") issued by First Choice Properties Corp., a wholly owned subsidiary of the Company ("First Choice"). The Mortgage
Note is secured by 37 cross-defaulted and cross-collateralized mortgages representing first priority mortgage liens on fee interests or fee and leasehold interests in 37 hotels owned by First Choice. The terms of the Mortgage Note provide for monthly payments of principal and interest in an aggregate amount equal to interest accruing for such month and monthly principal payments based on a 240-month amortization schedule, computed using an assumed weighted average interest rate equal to 7.75% per annum. The Mortgage Note has a scheduled maturity date of May 1, 2012, on which date a balloon payment of the then-outstanding principal balance will be due (currently estimated to be $48.5 million). The Mortgage Note may not be prepaid, in whole or in part, except upon payment of a premium equal to the greater of 1% of the principal amount of the Mortgage Note being prepaid and a treasury-based yield maintenance amount, provided that no prepayment premium will be required in the event of a prepayment made: (i) in connection with casualty or condemnation events; or (ii) on or after the date that is six months prior to the scheduled maturity date. The hotel properties securing the Mortgage Note are managed by Beltway Management Company, a wholly owned subsidiary of the Company ("Beltway"). Beltway, First Choice and the CMBS Issuer are sometimes referred to herein as the "CMBS Subsidiaries." At March 31, 1998, $115.2 million aggregate principal amount was outstanding under the CMBS Certificates.

SHAREHOLDER RIGHTS PLAN

  On February 23, 1998, the Board of Directors adopted a shareholder rights plan under which a dividend of one preferred stock purchase right is being distributed for each outstanding share of Common Stock to shareholders of record on April 3, 1998. See "Business and Properties--Shareholder Rights Plan."

                                  THE OFFERING

 Common Stock Offered by the
  Company.........................  5,000,000 shares(1)
 Common Stock to be Outstanding
  after the Offering .............  24,963,190 shares (1)(2)
 Use of Proceeds..................  The net proceeds from the Offering will be used to repay amounts outstanding under the
                                    Credit Facility and other liabilities of
                                    the Company. Any net proceeds in excess of
                                    such repayment will be used to construct
                                    and develop MainStay Suites and for general
                                    corporate purposes. See "Use of Proceeds"
                                    and "Business and Properties."
 NYSE Symbol......................  "SNB"

--------
(1) Does not include up to 750,000 shares of Common Stock subject to an over-allotment option granted to the Underwriters by the Company. See "Underwriting."
(2) Does not include: (i) 1,419,240 shares of Common Stock issued and held in treasury by the Company; (ii) 821,546 shares of Common Stock reserved for issuance under the Company's 1996 Long Term Incentive Plan; (iii) outstanding options to purchase 2,745,120 shares of Common Stock awarded under the Company's 1996 Long Term Incentive Plan; (iv) 69,786 shares of Common Stock reserved for issuance under the Company's 1996 Non-Employee Director Stock Compensation Plan; (v) 20,617 shares of Common Stock reserved for issuance under the Company's 1996 Non-Employee Director Stock Option Plan; and (vi) outstanding options to purchase 29,383 shares of Common Stock awarded under the Company's 1996 Non-Employee Director Stock Option Plan.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following table presents summary historical consolidated financial data of the Company as of and for the three-month periods ended March 31, 1998 and 1997, the seven-month period ended December 31, 1997 and the three fiscal years ended May 31, 1997, 1996 and 1995. During September 1997, the Company changed its fiscal year from a May 31 year-end to a December 31 year-end. The summary historical consolidated financial data as of and for the seven-month period ended December 31, 1997 and the three fiscal years ended May 31, 1997, 1996 and 1995 are derived from the audited consolidated financial statements of the Company. The summary historical consolidated financial data as of and for the three-month periods ended March 31, 1998 and 1997 are derived from the unaudited consolidated financial statements of the Company. In the opinion of management of the Company, the unaudited financial statements from which such information is derived contain all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the results that may be expected for the full fiscal year. The summary historical consolidated financial data presented herein are presented as if the Company were a separate entity for all periods. The Company's historical net income and cash flows as a wholly owned subsidiary of Manor Care (all periods prior to November 1, 1996) are not necessarily indicative of the net income and cash flows the Company might have realized as an independent entity. The Company's historical financial results prior to the Choice Spin-Off include the Choice Franchising Business, which was distributed to shareholders on October 15, 1997. See "-- Recent Developments--Recent Spin-Offs" and "Basis of Presentation" in the notes to the Company's Consolidated Financial Statements, which are incorporated herein by reference. The Company's summary historical consolidated financial data presented herein are not necessarily indicative of the Company's future results of operations or financial condition. The data set forth below should be read in conjunction with "Selected Historical Consolidated Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the Company's Consolidated Financial Statements and related notes thereto incorporated herein by reference.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

                                      THREE             SEVEN
                                  MONTHS ENDED       MONTHS ENDED
                                    MARCH 31,        DECEMBER 31,  FISCAL YEAR ENDED MAY 31,
                             ----------------------- ------------  ---------------------------------
                                1998        1997         1997        1997         1996        1995
                             ----------- ----------- ------------  --------     --------    --------
                             (UNAUDITED) (UNAUDITED)
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENT OF INCOME
 DATA(1):
Total revenues.............   $ 46,139    $ 44,991     $114,553    $185,753     $154,625    $114,514
Total operating expenses...     39,972      38,527      104,743(2)  158,022      163,660(3)  106,139
Operating income (loss)....      6,167       6,464        9,810      27,731       (9,035)      8,375
Interest expense...........      4,943       4,334       10,138      15,891       12,839       9,155
Income taxes...............        516         937          (44)      5,035       (8,523)       (323)
Income (loss) from
 continuing operations.....        708       1,193         (284)      6,805      (13,351)       (457)
Income from discontinued
 operations(4).............        --        5,026       16,369      35,219       21,809      17,268
Extraordinary loss, net of
 tax benefit...............        --          --           --       (1,144)(5)      --          --
Net income.................   $    708       6,219       16,085      40,880        8,458      16,811
Basic earnings per share(6)
 From continuing
  operations...............   $   0.04    $   0.06        (0.01)       0.32        (0.64)      (0.02)
 From discontinued
  operations...............        --         0.24         0.82        1.69         1.05        0.83
 From extraordinary item...        --          --           --        (0.05)         --          --
                              --------    --------     --------    --------     --------    --------
 Earnings per share........   $   0.04        0.30         0.81        1.96         0.41        0.81
OTHER DATA(1):
EBITDA (unaudited)(7)......   $ 12,549    $ 11,845     $ 24,056    $ 48,363     $ 27,001(8) $ 20,888
Net cash provided by
 operating activities(9)...      6,498      25,044       42,247      87,258       55,440      49,498
Net cash utilized by
 investing activities(9)...    (23,110)    (26,739)    (183,930)    (94,415)    (169,948)    (94,655)
Net cash provided by
 financing activities(9)...     12,308       1,836      136,766      13,443      116,959      44,456
Number of hotels, end of
 period (unaudited)(10)....         83          70           76          70           65          48
Number of rooms, end of
 period (unaudited)(10)....     11,554      10,156       10,859      10,156        9,713       7,941
Average occupancy
 percentage
 (unaudited)(10)...........      61.46%      65.42%       67.41%      68.70%       66.61%      67.10%
Average daily room rate
 (ADR) (unaudited)(10).....   $  64.25    $  61.26     $  61.81    $  59.62     $  55.97    $  51.28
RevPAR(unaudited)(10)(11)..   $  39.49    $  40.07     $  41.67    $ $40.96     $  37.28    $  34.40
BALANCE SHEET DATA(1):
Total assets(12)...........   $412,578         N/A     $400,983    $426,429     $328,311    $254,229
Total debt(13).............    259,828         N/A      248,120     260,369      163,497     137,122
Shareholders' equity.......     90,023         N/A       89,307     124,487          --          --
Investment in and advances
 from Manor Care...........        --          N/A          --          --       147,559      65,829

--------
 (1) European hotel operations, which were distributed to Choice in the Choice Spin-Off, are presented as part of continuing operations in the consolidated financial statements for all periods prior to the Choice Spin-Off on October 15, 1997 in accordance with generally accepted accounting principles. The following table presents statement of income data (in thousands) for the Company's domestic hotels:

                                   THREE             SEVEN
                               MONTHS ENDED       MONTHS ENDED
                                 MARCH 31,        DECEMBER 31, FISCAL YEAR ENDED MAY 31,
                          ----------------------- ------------ -------------------------
                             1998        1997         1997       1997     1996    1995
                          ----------- ----------- ------------ -------- -------- -------
                          (UNAUDITED) (UNAUDITED)
  Total revenues........  $    46,139 $    41,258   $107,574   $168,016 $135,022 $95,876
  Total operating
   expenses.............       39,972      34,480     98,169    140,468  127,722  85,777
  Operating income .....        6,167       6,778      9,405     27,548    7,300  10,099
  EBITDA(unaudited).....       12,549      11,793     23,650     46,792   24,900  20,172

   See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and "Basis of Presentation" in the notes to the Company's Consolidated Financial Statements incorporated herein by reference.

 (2) Included in total operating expenses for the seven months ended December 31, 1997 are non-recurring loss provisions totaling $5.1 million (pre-tax). These loss provisions were recorded in December 1997 in order to:
     (i) reserve $2.1 million of previously capitalized costs and future payment obligations related to a data processing services agreement and computer system which will be replaced in 1998; (ii) accrue the estimated cost of $1.0 million of future lease costs associated with space the Company has vacated; and (iii) reserve $2.0 million for future obligations related to an agreement expiring in May 1999 for services which the Company will no longer utilize and, therefore, have no future benefits. The service and lease agreements are with Manor Care and Choice and were entered into in conjunction with the Choice Spin-Off and the Company Spin-Off. See "--Recent Developments--Recent Spin-Offs."
 (3) Included in total operating expenses for the fiscal year ended May 31, 1996 are non-recurring provisions for asset impairment and other non-recurring charges totalling $24.6 million (pre-tax). During fiscal year 1996, the Company began restructuring its European hotel operations. This restructuring effort included the purchase of an equity interest in Friendly Hotels PLC and a re-evaluation of key geographic markets in Europe. In connection with this restructuring, the Company performed a review of its European hotel operations and in May 1996 recognized a $16.0 million non-cash charge against earnings related to the impairment of assets associated with certain European hotel operations. In addition, the Company recognized a $3.4 million non-cash charge against earnings related to the impairment of assets associated with certain domestic hotel operations and a restructuring charge of $5.2 million in May 1996. Restructuring costs include severance and employee benefit plan restructuring costs and other costs directly associated with the Company Spin-Off. The Company's European hotel operations were transferred to Choice as part of the Choice Spin-Off.
 (4) Income from discontinued operations, representing income from the operations of the Choice Franchising Business through October 15, 1997, is presented net of taxes for the three-month period ended March 31, 1997, the seven-month period ended December 31, 1997 and fiscal years 1997, 1996 and 1995 of $3.6 million, $11.8 million, $25.2 million, $15.9 million and $13.5 million, respectively.
 (5) The extraordinary loss represents a loss from the early extinguishment of a note payable to Manor Care, net of a $747,000 tax benefit.
 (6) Basic earnings per share have been calculated based on the weighted average common shares outstanding of the Company's former parent Manor Care for fiscal years 1995 and 1996 of 20,827,000 and 20,876,000, respectively. Basic earnings per share have been calculated for fiscal year 1997 based on the weighted average common shares outstanding of Manor Care from June 1, 1996 through November 1, 1996 and the weighted average shares common shares outstanding of the Company from November 2, 1996 through May 31, 1997 of 20,893,000. Basic earnings per share have been calculated for the seven months ended December 31, 1997 and the three months ended March 31, 1997 and 1998 based on the weighted average common shares outstanding of the Company of 19,979,000, 21,035,000 and 19,956,000, respectively. Figures for fiscal years 1995 through 1997, the seven-month period ended December 31, 1997 and the three months ended March 31, 1997 have been adjusted for the one-for-three reverse stock split which occurred in conjunction with the Choice Spin-Off.
 (7) EBITDA consists of the sum of income (loss) from continuing operations, interest expense, income taxes, depreciation and amortization and non-cash asset writedowns. EBITDA is presented because such data is used by certain investors to determine the Company's ability to meet debt service obligations, fund capital expenditures and expand its business. The Company considers EBITDA to be an indicative measure of operating performance particularly due to the large amount of depreciation and amortization. Such information should not be considered an alternative to net income, operating income, cash flow from operations or any other operating or liquidity performance measure prescribed by GAAP. Cash expenditures (including nondiscretionary expenditures) for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentation and therefore EBITDA does not represent funds available for management's discretionary use. EBITDA presented by the Company may not be comparable to EBITDA defined and presented by other companies.
 (8) Fiscal year 1996 EBITDA includes an add-back of non-cash pretax charges totaling $19.4 million for impairment of long-lived assets associated with certain European and domestic hotel operations, in amounts of $16.0 million and $3.4 million, respectively.
 (9) Includes cash flows from the continuing operations of the Company and the discontinued Choice Franchising Business, which was transferred to Choice and distributed to the Company's shareholders in the Choice Spin-Off, for all periods except the three-month period ended March 31, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(10) Number of hotels, number of rooms, average occupancy percentage, average daily room rate ("ADR") and RevPAR are presented with respect only to the Company's domestic hotels.
(11) RevPAR is calculated by multiplying the percentage of occupied rooms by ADR. The Company uses RevPAR as a measure of the operating performance of its hotels.
(12) Total assets at May 31, 1997, 1996 and 1995 include the net assets of the discontinued operation of the Choice Franchising Business of $52.2 million, $24.6 million and $12.7 million, respectively.
(13) Includes a note payable, net of discount, to Choice of $113.9 million and $114.5 million at March 31, 1998 and December 31, 1997, respectively, and a note payable to Manor Care of $37.0 million, $147.0 million and $119.8 million at May 31, 1997, 1996 and 1995, respectively.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock should consider carefully, in addition to the other information contained or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, the following factors before purchasing the shares of Common Stock offered hereby.

EFFECTS OF SUBSTANTIAL LEVERAGE

  The Company has consolidated indebtedness that is substantial in relation to its shareholders' equity. As of March 31, 1998, as adjusted to give effect to the Offering and to the application of a portion of the net proceeds therefrom to repay amounts outstanding under the Credit Facility, the Company's total consolidated indebtedness would have been $230.8 million and total shareholders' equity would have been $127.6 million. The Company expects to incur substantial additional indebtedness under the Credit Facility, under which up to $80 million, if certain terms of the Credit Facility are met, will be available, and under the Choice Note in the form of accrued interest.

  The Company's high degree of leverage will have important consequences to the Company's operations and the holders of Common Stock, including: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures (including the development of new hotels), acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness and will not be available to the Company for its operations or capital expenditures; (iii) the Company may be hindered in its ability to adjust rapidly to changing market conditions; (iv) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business and may limit its ability to withstand competitive pressures; and (v) to the extent that the Company incurs indebtedness under the Credit Facility, which indebtedness may be at variable rates, the Company may be vulnerable to increases in interest rates. Moreover, future development activities may significantly increase the leverage of the Company. The Company's ability to meet its debt service obligations and to reduce its total debt will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. While the Company's operating cash flow is expected to be sufficient to cover its expenses, including interest costs, there can be no assurance that the Company's operating cash flow will be sufficient to meet its expenses or to repay its indebtedness at maturity or that the Company will be able to refinance its indebtedness at maturity.

  The Company will be required to repay or refinance all principal and interest outstanding under the Choice Note at maturity on October 15, 2002 (expected to exceed $180 million at such date). There can be no assurance that the Company will be able to repay or refinance such indebtedness at rates and under terms and conditions favorable to the Company. If the Company is unable to generate sufficient cash flow from operations to service its debt and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as restructuring its debt, selling material assets or operations or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements.

UNCERTAINTY OF MAINSTAY EXPANSION PROGRAM

  The Company's aggressive growth strategy of developing additional MainStay Suites may be adversely affected by any or all of the factors outlined in this section, as well as: (i) its inability to raise additional capital; (ii) the MainStay brand's failure to win market acceptance; and (iii) the Company's limited operating history in the extended-stay segment of the lodging industry.

  Significant Capital Requirements. The Company's plans to develop 15 to 20 new MainStay Suites per year through the year 2000 will require capital expenditures of approximately $85 to $114 million annually. While the Company believes that the proceeds of the Offering, availability under the Credit Facility, proceeds from the sale of certain assets and cash flow from operations will be sufficient to fund the near-term growth of these hotel properties, there can be no assurance that the Company will be able to obtain financing to fund the continued growth of MainStay Suites beyond the near term. The Company's failure to procure additional funds as necessary will slow the Company's growth prospects. Any future debt financings or issuances of preferred stock by the Company will be senior to the rights of the holders of Common Stock, and any future issuances of shares of Common Stock will result in the dilution of the then existing shareholders' proportionate equity interest.

  Market Acceptance. While the Company believes that demand exists for additional hotels such as MainStay Suites in the mid-price category of the extended-stay segment of the lodging industry, MainStay Suites will face significant local competition from numerous other companies and hotel brands in the same segment. Certain competitors have greater brand recognition and financial resources than the Company, which may put the Company at a competitive disadvantage. The ability of competitors to establish brands and achieve a critical mass of hotels in the extended-stay segment more quickly than the Company could adversely impact growth prospects of the MainStay brand.

  Lack of Operating History. Only one MainStay Suites has been open for more than one year. The results achieved by this hotel to date may not be indicative of results of future MainStay Suites. Results at that hotel may be attributable to factors such as the hotel's location, a favorable local economic or competitive climate or other unique characteristics of the property.

INHERENT RISKS ASSOCIATED WITH THE LODGING INDUSTRY

  Operating Risks. The Company's business is subject to all of the risks inherent in the lodging industry. These risks include, among other things, adverse effects of general and local economic conditions, cyclical overbuilding in the lodging industry, competition from other hotels, the recurring need for renovation, refurbishment and improvement of hotel properties, changes in neighborhood characteristics and other local market conditions, including an oversupply of hotel space or a reduction in demand for hotel rooms, changes in travel patterns, changes in governmental regulations that influence or determine wages, prices or constructions costs, changes in interest rates, the availability of credit and changes in real estate taxes and other operating expenses. Notwithstanding the Company's past success at managing ahead of the lodging industry cycles, there can be no assurances that the Company will be successful at managing ahead of future cycles in the lodging industry.

  Adverse Impact of External Factors. The Company's sole source of revenue is from its hotel operations. In addition to the other factors described in this section of the Prospectus Supplement, revenues from owned and managed hotels can be adversely impacted by several external factors, the most important of which is inflation. Increases in costs due to inflation may not be able to be totally offset by increases in hotel room rates. Moreover, significant increases in inflation could contribute to a slowing of the national economy. Such a slowdown would likely result in reduced travel by both business and leisure travelers, less demand for hotel rooms, a reduction in room rates and fewer room reservations, negatively impacting the Company's revenues. A weak economy could also reduce demand for new hotels, negatively impacting the Company's plan to develop and construct additional hotels.

  The Company's revenues may also be negatively impacted by certain other unpredictable external factors which would have an especially significant impact on the travel and lodging industries. These factors include airline strikes, gasoline price increases and severe weather, which would likely result in reduced travel by both business and leisure travelers.

  Risks Associated with Owning or Leasing Real Estate. The Company owns substantially all of its hotels. Accordingly, the Company will be subject to varying degrees of risk generally related to owning and leasing real estate. These risks include, among others, changes in national, regional and local economic conditions, local real estate market conditions, changes in interest rates and in the availability, cost and terms of financing, liability for long-term lease obligations, the potential for uninsured casualty and other losses, the impact of present or future environmental legislation and compliance with environmental laws, and adverse changes in zoning laws and other regulations, many of which are beyond the control of the Company.

  Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits. Hotel investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio of hotels or to otherwise respond to economic and other changes. Furthermore, there can be no assurance that downturns or prolonged adverse conditions in real estate or capital markets or the economy as a whole will not have a material impact on the Company's development, acquisition, repositioning or disposition plans.

  Competition in the Lodging Industry. The lodging industry is highly competitive. There is no single competitor or small number of competitors of the Company that are dominant in the industry or any segment thereof in which the Company operates. The Company's hotels generally operate in areas that contain numerous competitors, many of which have substantially greater resources than the Company. A number of major lodging companies have begun to, or have announced their intentions to, aggressively develop extended-stay lodging properties which may compete with the Company's existing and planned lodging properties. Competitive factors in the industry include reasonableness of room rates, quality of accommodations, brand recognition, service levels and convenience of locations. The Company considers the location of its hotel properties, the reasonableness of its room rates and the amenities provided by it to be among the most important factors in its business. There can be no assurance that demographic, economic or other changes in markets will not adversely affect the convenience or desirability of the sites on which the Company's hotels are located. Furthermore, there can be no assurance that new or existing competitors in the markets in which the Company's hotels operate will not lower rates or offer greater convenience, services or amenities or significantly expand or improve facilities at competing hotels, thereby adversely affecting the Company's operations.

  Seasonality. The lodging industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the revenues of the Company. Quarterly earnings also may be adversely affected by events beyond the Company's control, such as extreme weather, economic factors and other considerations affecting travel.

DEVELOPMENT AND CONSTRUCTION RISKS

  Development and construction of new hotels involve substantial risks, including the possibility of cost overruns and delays, site acquisition cost and availability (including the competition for suitable development sites with competitors), uncertainties as to market potential, market deterioration after commencement of the development and possible unavailability of financing on favorable terms, changes in governmental rules, regulations and interpretations (including interpretations of the requirements of the Americans with Disabilities Act of 1990 (the "ADA")), and general economic and business conditions. The Company plans to develop 15 to 20 new MainStay Suites annually through the year 2000 and to continue an active development program thereafter. There can be no assurance that the Company's expansion of its hotel portfolio will be effected in a timely manner or within budget.

  The opening of the new hotels will be contingent upon, among other things, receipt of all required licenses, permits and authorizations. The scope of the approvals required for a new hotel is extensive, including, without limitation, state and local land-use permits, building and zoning permits and health and safety permits. In addition, unexpected changes or concessions required by local, regulatory and state authorities could involve significant additional costs and could delay or prevent the completion of construction or the opening of a new hotel. There can be no assurance that the necessary permits, licenses and approvals for the construction and operation of the new hotels will be obtained, or that such permits, licenses and approvals will be obtained within the anticipated time frame.

  As the Company opens additional hotels, such costs may adversely affect the Company's results of operations. Newly opened hotels historically begin with lower occupancy and room rates that improve over time. The Company's growth strategy of developing new hotel properties will subject the Company to pre-opening and pre-stabilization costs. There can be no assurance that newly opened hotels will achieve desired revenue or profitability levels once opened.

HOTEL ACQUISITION RISKS

  The Company has, in the past, acquired hotels at prices below their replacement cost with the intention of increasing their value through the investment of capital to improve the hotels and the installation of professional management and marketing teams to operate the hotels. The Company intends to continue evaluating acquisition opportunities and may make additional acquisitions in the future. There can be no future assurance that hotel acquisitions can be consummated successfully. When the Company does make acquisitions, it encounters various associated risks, including possible environmental and regulatory costs, diversion of management's attention, potential inability to integrate the acquired properties with the Company's existing operations and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's operations and financial performance.

MATURITY OF LIMITED-SERVICE SEGMENT

  The majority of the open hotels in the Company's portfolio at March 31, 1998 were in the limited-service segment, which has experienced rapid supply growth over the past several years. The recent significant growth in supply of limited-service hotels increases the risk that occupancy rates or ADR at the Company's hotels may decline. The Company may consider a number of alternatives to reduce its exposure to the limited-service segment, including the opportunistic sale or sale-leaseback of certain of the Company's hotels. See "Prospectus Supplement Summary--Management of Existing Hotel Portfolio." There can be no assurance, however, that the Company will be able to consummate these transactions.

LACK OF STAND-ALONE HISTORY; LOSS OF CHOICE CASH FLOW

  Prior to the Choice Spin-Off, the Company had access to the cash flow generated by the Choice Franchising Business and the capital base associated with the combined assets of the Company and Choice. The Company no longer has access to the cash flow generated by the Choice Franchising Business for expansion and development of new properties. With a diminished asset pool and substantially higher leverage as a result of the Choice Spin-Off, the Company's ability to access low cost capital is significantly diminished. Additionally, the Company's lack of stand-alone history and the general process of separate administrative functions may result in temporary dislocation and inefficiencies to the business operations, as well as the organization and personnel structure of the Company.

EMPLOYMENT AND OTHER GOVERNMENT REGULATION

  The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverage (such as health and liquor license laws) and building and zoning requirements. Also, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. The failure to obtain or retain liquor licenses or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect the Company. Both at the federal and state levels, there are proposals under consideration to increase the minimum wage and introduce a system of mandated health insurance. The ADA mandates that all public accommodations meet certain federal requirements related to access and use by disabled persons. While the Company believes its hotels are substantially in compliance with those requirements, a determination that the Company is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. These and other initiatives could adversely affect the Company as well as the lodging industry in general.

ENVIRONMENTAL REGULATION

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. In connection with the ownership or operation of hotels, the Company may be potentially liable for any such costs. Although the Company is currently not aware of any material environmental claims pending or threatened against it, no assurance can be given that a material environmental claim will not be asserted against the Company. The cost of defending against claims of liability or of remediating a contaminated property could have a material adverse effect on the Company's business.

SIGNIFICANT BAINUM FAMILY INTEREST

  After giving effect to the Offering, certain members of the Bainum family (including various trusts established by members of the Bainum family) in the aggregate will hold approximately 27.7% of the outstanding shares of Common Stock. In addition, each of Stewart Bainum and Stewart Bainum, Jr. serves as a director of the Company. As a result, the Bainum family is in a position to significantly influence the Company's affairs, including the election of directors, which may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company.

DEPENDENCE ON SENIOR MANAGEMENT

  The Company's success will depend largely on the efforts and abilities of senior management. The loss of the services of one or more of the Company's senior executive officers could have a material adverse effect on the Company's business. The Company has entered into employment agreements with Donald J. Landry, Chief Executive Officer and Vice Chairman, and James A. MacCutcheon, Executive Vice President, Chief Financial Officer and Treasurer.

RISKS RELATED TO FRANCHISED HOTELS

  All of the Company's hotels are franchised under one of the Choice Brands. These marks are owned by Choice and each of the hotels licenses its brand name from Choice. The strength of the franchise name and reservation system associated with a particular hotel will affect the success of such hotel's operations. Any event which adversely affects the financial condition or quality assurance of Choice or the desirability of one or more of the Choice Brands could adversely affect the desirability of, or financial performance of, the Company's hotels and could have a material adverse effect on the Company.

  Additionally, the continuation of the franchise with respect to each of the Company's hotels is subject to specified operating standards and other terms and conditions, as set forth in the franchise agreements with Choice. Choice periodically inspects the Company's hotels to confirm adherence to its operating standards. The failure of a hotel to maintain such standards or adhere to other applicable terms and conditions could result in the loss or cancellation of the franchise. Additionally, Choice has the right to establish new requirements and may condition the continuation of a franchise on the completion of capital improvements or the making of certain capital expenditures which the Company may determine are too expensive or otherwise unwarranted in light of general economic conditions or the operating results and prospects of the affected hotel. See "Business and Properties--Franchise Agreements." In that event, the Company may elect to allow the franchise to lapse. In any case, if a franchise is terminated, the Company may seek to obtain a suitable replacement franchise. In the event of termination or lapse of any of the franchises, there can be no assurance that a desirable replacement relationship would be available if necessary. If not replaced, the loss of a franchise could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by Choice. The loss of a significant number of the Company's franchises could have a material adverse effect on the Company.

POTENTIAL CONFLICTS WITH CHOICE

  The ongoing relationship between the Company and Choice resulting from the agreements and arrangements entered into in connection with the Choice Spin-Off may give rise to a conflict of interest between the Company and Choice. With respect to the agreements between the parties, the potential exists for disagreements as to the quality of the services provided by the parties and as to contract compliance. Nevertheless, the Company believes that there will be sufficient mutuality of interest between the two companies to result in a continued productive relationship.

  In addition, Stewart Bainum, Jr. serves as Chairman of the Boards of Directors of both the Company and Choice. Stewart Bainum and Frederic V. Malek each serve as a director of both the Company and Choice. As a result of the Choice Spin-Off, Messrs. Bainum, Bainum, Jr. and Malek, as well as certain other officers and directors of the Company and of Choice, also own shares and/or options or other rights to acquire shares in each of the Company and Choice. Appropriate policies and procedures are followed by the Board of Directors of the Company and Choice to limit the involvement of the overlapping directors (and, if appropriate, relevant officers of such companies) in conflict situations, including requiring them to abstain from voting as directors of either the Company or Choice on certain matters which present a conflict between the two companies.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

  The Credit Facility contains, and the terms of indentures governing other indebtedness that may be issued will likely contain, certain covenants that restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, enter into sale-leaseback transactions, conduct business other than the ownership and operations of the hospitality industry, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. Certain key elements of the Company's business strategy, including the incurrence of additional debt, are prohibited by the terms of the Credit Facility. The Company will need to obtain the consent of the lenders under the Credit Facility before entering into these and other prohibited or restricted transactions, limiting the Company's flexibility in planning for, and reacting to, changes in business conditions. The Credit Facility also requires the Company to maintain specified financial ratios and to satisfy certain financial condition tests. The Company's ability to meet those financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Credit Facility or any such indenture. Upon the occurrence of an event of default under the Credit Facility or any such indenture, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In the case of the Credit Facility, if the Company were unable to repay those amounts, the lenders thereunder could proceed against any collateral granted to them to secure that indebtedness. If indebtedness under the Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company.

LIMITATIONS ON DIVIDENDS

  The Credit Facility limits, and terms of any indebtedness issued by the Company in the future are likely to limit, the payment of dividends by the Company.

  Under Delaware law, the Company is permitted to pay dividends on its capital stock only out of its surplus, or, in the event that it has no surplus, out of its net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. Surplus is defined as the excess of a company's total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. In order to pay dividends in cash, the Company must have surplus or net profits equal to the full amount of the cash dividend at the time such dividend is declared. In determining the Company's ability to pay dividends, Delaware law permits the Company's Board of Directors to revalue the Company's assets and liabilities from time to time to their fair market values in order to create surplus. The Company cannot predict what the value of its assets or the amount of its liabilities will be in the future and, accordingly, there can be no assurance that the Company will be able to pay dividends on the Common Stock.

  The Company intends to retain future earnings for use in its business and does not currently anticipate paying dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

PRICE VOLATILITY OF THE COMMON STOCK

  Because the market price of the Common Stock is subject to fluctuation, the market value of the shares of the Common Stock may increase or decrease prior to or following the consummation of the Offering. There can be no assurance that at or after the consummation of the Offering that shares of the Common Stock will trade at the prices at which such shares have traded in the past. The prices at which the Common Stock trades after the consummation of the Offering may be influenced by many factors, including the liquidity of the Common Stock, investor perceptions of the Company and the hotel industry, the operating results of the Company and its subsidiaries, the Company's dividend policy, and general economic and market conditions.

ANTITAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation and Bylaws each contain provisions that will make difficult an acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight, or otherwise, that is not approved by the Board of Directors. Such antitakeover provisions include: (i) a staggered Board of Directors with separate classes; (ii) a super-majority vote requirement for removal or filling of vacancies on the Board of Directors and for amendment to the Restated Certificate of Incorporation and Bylaws; (iii) limitations on shareholder action by written consent; and (iv) super-majority voting requirements for approval of mergers and other business combinations involving the Company and interested shareholders. In addition, the Company recently adopted a shareholder rights plan which may discourage or delay a change in control of the Company. See "Business and Properties--Shareholder Rights Plan."

FORWARD-LOOKING STATEMENTS

  This Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Supplement Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties," as well as within the Prospectus Supplement and the accompanying Prospectus generally. In addition, when used in this Prospectus Supplement or the accompanying Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: substantial leverage; the uncertainty of the MainStay expansion program; the inherent risks associated with the lodging industry; risks associated with the development and construction or acquisition of hotel properties; the maturity of the limited-service segment of the lodging industry; competition; government regulation; conflicts of interest; general economic and business conditions; dependence on key personnel; terms of the Company's indebtedness; limitations on the Company's ability to pay dividends; and other factors included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. These forward-looking statements speak only as of the date of this Prospectus Supplement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                USE OF PROCEEDS

  Based upon an assumed offering price of $8 1/16 per share (the reported last sale price of the Common Stock on the New York Stock Exchange on April 29,
1998), the net proceeds to the Company from the Offering, after deducting the underwriting discounts and commissions and estimated expenses of the Offering, are estimated to be approximately $37.6 million (approximately $43.3 million if the Underwriters' over-allotment option is exercised in full). The net proceeds from the Offering will be used to repay amounts outstanding under the Credit Facility and other liabilities of the Company. Any net proceeds in excess of such repayment will be used to construct and develop MainStay Suites and for general corporate purposes. Any amounts outstanding under the Credit Facility repaid with the proceeds of the Offering will be immediately available to the Company for re-borrowing. See "Prospectus Supplement Summary--Recent Financing Activity" and "Business and Properties."

  The Credit Facility will expire and amounts borrowed thereunder will mature on October 15, 2000. At the Company's option, the interest rate may be based on LIBOR, a certificate of deposit rate or an alternative base rate plus a facilities fee. The rate is determined based on the Company's consolidated leverage ratio at the time of borrowing. The proceeds from borrowings under the Credit Facility have been used for the acquisition of land and the construction and development of new hotel properties and for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

  Shares of Common Stock are listed and traded on the New York Stock Exchange under the symbol "SNB." The Company's symbol prior to the Choice Spin-Off on October 15, 1997 was "CHH." The following table sets forth, for the periods indicated, the high and low sales prices of Common Stock since it began trading on November 4, 1996, as reported in the NYSE Composite Transactions
Report:

                                                                HIGH      LOW
                                                              --------- -------
   FISCAL YEAR ENDED MAY 31, 1997
     November 4--November 30, 1996........................... $16       $13 3/4
     Quarter ended February 28, 1997.........................  17 5/8    15
     Quarter ended May 31, 1997..............................  15 7/8    12 3/4
   TRANSITION PERIOD ENDED DECEMBER 31, 1997(1)
     Quarter ended August 30, 1997...........................  19 5/6    15 1/2
     Quarter ended November 30, 1997(2)
      Prior to October 15, 1997..............................  20 3/8    18 3/4
      October 15, 1997 through November 30, 1997.............  11 5/8     9 1/8
     December 1, 1997--December 31, 1997.....................  10 1/4     8 5/8
   FISCAL YEAR ENDED DECEMBER 31, 1998
     Quarter ended March 31, 1998............................   9 15/16   8 1/4
     Quarter ended June 30, 1998 (through April 30, 1998)....   9         7 1/2

--------
(1) On September 16, 1997, the Company changed its fiscal year-end from May 31 to December 31. The Company elected to continue reporting its operations pursuant to its historical fiscal quarters during the transition period ended December 31, 1997.
(2) On October 15, 1997, the Company spun off the Choice Franchising Business through a special dividend to the Company's shareholders of all of the common stock of Choice and effected a one-for-three reverse stock split. The stock prices for the quarter ended November 30, 1997 have not been adjusted to give effect to the substantially simultaneous spin-off of Choice and the reverse stock split. Accordingly, the high and low sales prices are presented for both the period prior to and after the Choice Spin-Off and the reverse stock split.

  As of March 12, 1998, there were 5,875 record holders of Common Stock. On April 30, 1998, the last reported sale price per share of Common Stock on the NYSE Composite Transactions Report was $8 1/16.

                                DIVIDEND POLICY

  On October 15, 1997, pursuant to the Choice Spin-Off, the Company made a special dividend, consisting of the distribution to holders of the Company's Common Stock, on a share-for-share basis, of all the outstanding shares of the common stock of Choice. This has been the only dividend paid by the Company since November 4, 1996. The Company currently expects to retain its earnings for the development and expansion of its business and does not currently anticipate paying any dividends on the Common Stock in the foreseeable future.

  Any future decision by the Board of Directors to pay dividends will depend upon, among other factors, the Company's earnings, financial position and capital requirements. The Credit Facility limits (and the terms of any indebtedness issued by the Company in the future are likely to limit) the payment of dividends by the Company.

                                CAPITALIZATION

  The following table sets forth the actual capitalization of the Company as of March 31, 1998 on an historical basis and as adjusted to give effect to this Offering (at an assumed offering price of $8 1/16 per share) and the application of net proceeds therefrom, as described under "Use of Proceeds," to repay certain amounts owed under the Credit Facility. This table should be read in conjunction with the Selected Historical Consolidated Financial Data contained elsewhere herein and the Consolidated Financial Statements of the Company and the related notes thereto incorporated herein by reference.

                                                             MARCH 31, 1998
                                                         ----------------------
                                                         HISTORICAL AS ADJUSTED
                                                         ---------- -----------
                                                         (DOLLARS IN THOUSANDS)
DEBT:
  Credit facility(1)....................................  $ 29,000        --
  Multi-class mortgage pass-through Certificates........   115,162   $115,162
  Note payable to Choice Hotels International, Inc.(2)..   113,904    113,904
  Other.................................................     1,762      1,762
                                                          --------   --------
    Total debt..........................................   259,828    230,828
SHAREHOLDERS' EQUITY:
  Common stock ($0.01 par value, 60,000,000 shares
   authorized, 21,382,430 shares issued and 19,963,190
   shares outstanding; 26,382,430 shares issued and
   24,963,190 outstanding after giving effect to the
   Offering)(3).........................................       200        250
  Additional paid-in capital............................   105,661    143,206
  Retained earnings.....................................   (15,838)   (15,838)
                                                          --------   --------
    Total shareholders' equity..........................    90,023    127,618
Total capitalization....................................  $349,851   $358,446
                                                          ========   ========

--------
(1) Does not give effect to borrowings under the Credit Facility made after March 31, 1998. As of April 28, 1998 the outstanding balance under the Credit Facility was $35.0 million, all of which is being repaid with the proceeds of the Offering.
(2) Includes a discount of $1.1 million at March 31, 1998.
(3) Shares outstanding do not include: (i) up to 750,000 shares of Common Stock subject to an overallotment option granted to the Underwriters by the Company; (ii) 1,419,240 shares of Common Stock issued and held in treasury by the Company; (iii) 821,546 shares of Common Stock reserved for issuance under the Company's 1996 Long Term Incentive Plan; (iv) outstanding options to purchase 2,745,120 shares of Common Stock awarded under the Company's 1996 Long Term Incentive Plan; (v) 69,786 shares of Common Stock reserved for issuance under the Company's 1996 Non-Employee Director Stock Compensation Plan; (vi) 20,617 shares of Common Stock reserved for issuance under the Company's 1996 Non-Employee Director Stock Option Plan; and (vii) outstanding options to purchase 29,383 shares of Common Stock awarded under the Company's 1996 Non-Employee Director Stock Option Plan.

                           PRO FORMA FINANCIAL DATA

  Proceeds of the Offering will be applied to repay outstanding amounts under the Credit Facility and other liabilities of the Company. The net proceeds to the Company from the Offering (at an assumed offering price of $8 1/16 per share) after deducting underwriting discounts and commissions and estimated expenses of the Offering, are estimated to be approximately $37.6 million. The impact of the Offering on the Company's March 31, 1998 balance sheet would be to decrease debt by $29.0 million and to increase cash by $8.6 million, Common Stock by $50,000 and additional paid-in capital by $37.6 million. The impact of the Offering and the application of the estimated proceeds therefrom on the Company's interest expense, income from continuing operations and diluted earnings per share for the three-month period ended March 31, 1998, the seven-month period ended December 31, 1997 and the fiscal year 1997, assuming the Offering occurred as of the beginning of each such period, would be to decrease interest expense by $500,000, $1.6 million and $3.3 million respectively, and to increase income from continuing operations by $300,000, $938,000 and $2.0 million, respectively, and to increase diluted earnings per share for continuing operations by $0.01, $0.04 and $0.07, respectively. This pro forma financial information is provided for informational purposes only and does not purport to be indicative of the results of operations and financial position of the Company and its subsidiaries that actually would have been obtained if the Offering had been effected on the dates indicated or of those results that may be obtained in the future.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following table presents selected historical consolidated financial data of the Company as of and for the three-month periods ended March 31, 1998 and 1997, the seven-month period ended December 31, 1997 and the five fiscal years ended May 31, 1997, 1996, 1995, 1994 and 1993. During September 1997, the
Company changed its fiscal year from a May 31 year-end to a December 31 year-end.

  The selected historical consolidated financial data as of and for the seven-month period ended December 31, 1997 and the four fiscal years ended May 31, 1997, 1996, 1995 and 1994 (with respect to income statement data only), are derived from the audited consolidated financial statements of the Company. The selected historical consolidated financial data as of and for the three-month periods ended March 31, 1998 and 1997 and as of and for the fiscal year ended May 31, 1993 and the selected historical consolidated balance sheet data as of May 31, 1994 are derived from the Company's unaudited consolidated financial statements which, in the opinion of management, include all material adjustments necessary at such dates and for such periods. The selected historical consolidated financial data presented herein are presented as if the Company were a separate entity for all periods. The Company's historical net income and cash flows as a wholly owned subsidiary of Manor Care (all periods prior to November 1, 1996) are not necessarily indicative of the net income and cash flows the Company might have realized as an independent entity. The Company's historical financial results prior to the Choice Spin-Off include the Choice Franchising Business, which was distributed to shareholders on October 15, 1997. See "--Recent Developments--Recent Spin-Offs" and "Basis of Presentation" in the notes to the Company's Consolidated Financial Statements, which are incorporated herein by reference. The Company's historical consolidated financial data presented herein are not necessarily indicative of the Company's future results of operations or financial condition. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the Company's Consolidated Financial Statements and related Notes thereto which are incorporated herein by reference.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                                   THREE             SEVEN
                               MONTHS ENDED       MONTHS ENDED
                                 MARCH 31,        DECEMBER 31,            FISCAL YEAR ENDED MAY 31,
                          ----------------------- ------------  ------------------------------------------------------
                             1998        1997         1997        1997         1996        1995     1994      1993
                          ----------- ----------- ------------  --------     --------    --------  ------- -----------
                          (UNAUDITED) (UNAUDITED)                                                          (UNAUDITED)
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENT OF INCOME
 DATA(1):
REVENUES
 Rooms..................    $39,982     $40,104     $100,670    $165,239     $137,001    $101,381  $66,031   $32,835
 Food and beverage......      4,108       3,143        9,231      13,356       11,392       8,121    5,001     5,027
 Other..................      2,049       1,744        4,652       7,158        6,232       5,012    3,152     3,499
                            -------     -------     --------    --------     --------    --------  -------   -------
  Total revenues........     46,139      44,991      114,553     185,753      154,625     114,514   74,184    41,361
                            -------     -------     --------    --------     --------    --------  -------   -------
OPERATING EXPENSES
 Departmental expenses
 Rooms..................     11,244      13,790       33,484      58,502       51,657      43,168   25,826    12,289
 Food and beverage......      3,222       2,584        7,319      10,887        9,792       6,866    4,335     4,059
 Other..................        698         663        1,530       2,674        2,570       1,476    1,012     1,272
 Undistributed operating
  expenses..............     14,962      14,472       34,801      57,636       50,384      36,078   21,885    14,713
 Depreciation and
  amortization..........      6,382       5,381       14,246      20,632       16,636      12,513    8,434     5,423
 Corporate..............      3,464       1,637        8,244       7,691        8,026       6,038    2,864     3,065
 Provision for asset
  impairment and other
  non-recurring
  charges...............        --          --         5,119(2)      --        24,595(3)      --       --        --
                            -------     -------     --------    --------     --------    --------  -------   -------
  Total operating
   expenses.............     39,972      38,527      104,743     158,022      163,660     106,139   64,356    40,821
                            -------     -------     --------    --------     --------    --------  -------   -------
 Operating income
  (loss)................      6,167       6,464        9,810      27,731       (9,035)      8,375    9,828       540
                            -------     -------     --------    --------     --------    --------  -------   -------
 Interest expense.......      4,943       4,334       10,138      15,891       12,839       9,155    3,214     2,032
                            -------     -------     --------    --------     --------    --------  -------   -------
 Income (loss) from
  continuing operations
  before income taxes...      1,224       2,130         (328)     11,840      (21,874)       (780)   6,614    (1,492)
 Income taxes...........        516         937          (44)      5,035       (8,523)       (323)   3,000      (642)
                            -------     -------     --------    --------     --------    --------  -------   -------
 Income (loss) from
  continuing
  operations............        708       1,193         (284)      6,805      (13,351)       (457)   3,614      (850)
 Income from
  discontinued
  operations(4).........        --        5,026       16,369      35,219       21,809      17,268    6,045     8,504
                            -------     -------     --------    --------     --------    --------  -------   -------
 Net income before
  extraordinary loss....        708       6,219       16,085      42,024        8,458      16,811    9,659     7,654
 Extraordinary loss, net
  of tax benefit........        --          --           --       (1,144)(5)      --          --       --        --
                            -------     -------     --------    --------     --------    --------  -------   -------
 Net income.............    $   708     $ 6,219     $ 16,085    $ 40,880     $  8,458    $ 16,811  $ 9,659   $ 7,654
                            =======     =======     ========    ========     ========    ========  =======   =======
Basic earnings per
 share(6)
 From continuing
  operations............    $  0.04     $  0.06     $  (0.01)   $   0.32     $  (0.64)   $  (0.02) $  0.18   $ (0.04)
 From discontinued
  operations............        --         0.24         0.82        1.69         1.05        0.83     0.30      0.44
 From extraordinary
  item..................        --         --            --        (0.05)         --          --       --        --
                            -------     -------     --------    --------     --------    --------  -------   -------
 Earnings per share.....    $  0.04     $  0.30     $   0.81    $   1.96     $   0.41    $   0.81  $  0.48   $  0.40
                            =======     =======     ========    ========     ========    ========  =======   =======
Diluted earnings per
 share
 From continuing
  operations............    $  0.03     $  0.06     $  (0.01)   $   0.32     $  (0.64)   $  (0.02) $  0.18   $ (0.04)
 From discontinued
  operations............        --         0.23         0.82        1.66         1.05        0.83     0.30      0.44
 From extraordinary
  item..................        --          --           --        (0.05)         --          --       --        --
                            -------     -------     --------    --------     --------    --------  -------   -------
 Earnings per share.....    $  0.03     $  0.29     $   0.81    $   1.93     $   0.41    $   0.81  $  0.48   $  0.40
                            =======     =======     ========    ========     ========    ========  =======   =======

                                             (Table continued on following page)

                                  THREE             SEVEN
                              MONTHS ENDED       MONTHS ENDED
                                MARCH 31,        DECEMBER 31,              FISCAL YEAR ENDED MAY 31,
                         ----------------------- ------------ --------------------------------------------------------
                            1998        1997         1997       1997      1996         1995       1994        1993
                         ----------- ----------- ------------ --------  ---------    --------  ----------- -----------
                         (UNAUDITED) (UNAUDITED)                                               (UNAUDITED) (UNAUDITED)
OTHER DATA(1):
 EBITDA (unaudited)(7)..  $ 12,549    $ 11,845    $  24,056   $ 48,363  $  27,001(8) $ 20,888        N/A         N/A
 Net cash provided by
  operating
  activities(9).........     6,498      25,044       42,247     87,258     55,440      49,498        N/A         N/A
 Net cash utilized by
  investing
  activities(9).........   (23,110)    (26,739)    (183,930)   (94,415)  (169,948)    (94,655)       N/A         N/A
 Net cash provided by
  financing
  activities(9).........    12,308       1,836      136,766     13,443    116,959      44,456        N/A         N/A
 Number of hotels, end
  of period
  (unaudited)(10).......        83          70           76         70         65          48         32          19
 Number of rooms, end
  of period
  (unaudited)(10).......    11,554      10,156       10,859     10,156      9,713       7,941      5,605       3,686
 Average occupancy
  percentage
  (unaudited)(10).......     61.46%      65.42%       67.41%     68.70%     66.61%      67.10%     64.18%      61.36%
 Average daily room
  rate (ADR)
  (unaudited)(10).......  $  64.25    $  61.26    $   61.81   $  59.62  $   55.97    $  51.28   $  49.15    $  49.53
 RevPAR
  (unaudited)(10)(11)...  $  39.49    $  40.07    $   41.67   $ $40.96  $   37.28    $  34.40   $  31.54    $  30.39
BALANCE SHEET DATA(1)
 Total assets(12).......  $412,578         N/A    $ 400,983   $426,429  $ 328,311    $254,229   $178,652    $105,389
 Total debt(13).........   259,828         N/A      248,120    260,369    163,497     137,122     88,711       6,761
 Shareholders' equity...    90,023         N/A       89,307    124,487        --          --         --          --
 Investment in and
  advances from Manor
  Care..................       --          N/A          --         --     147,559      65,829     55,208      90,747

--------
(1) European hotel operations, which were distributed to Choice in the Choice Spin-Off, are presented as part of continuing operations in the consolidated financial statements for all periods prior to the Choice Spin-Off on October 15, 1997 in accordance with generally accepted accounting principles. The following table presents statement of income data (in thousands) for the Company's domestic hotels:

                                     THREE             SEVEN
                                 MONTHS ENDED       MONTHS ENDED
                                   MARCH 31,        DECEMBER 31,    FISCAL  YEAR ENDED MAY 31,
                            ----------------------- ------------ ---------------------------------
                               1998        1997         1997       1997     1996    1995
                            ----------- ----------- ------------ -------- -------- -------
                            (UNAUDITED) (UNAUDITED)
   Total revenues..........   $46,139     $41,258     $107,574   $168,016 $135,022 $95,876
   Total operating
    expenses...............    39,972      34,480       98,169    140,468  127,722  85,777
   Operating income........     6,167       6,778        9,405     27,548    7,300  10,099
   EBITDA(unaudited).......    12,549      11,793       23,650     46,792   24,900  20,172

   See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and "Basis of Presentation" in the notes to the Company's Consolidated Financial Statements incorporated herein by reference.
(2) Included in the provision for asset impairment and other non-recurring charges for the seven months ended December 31, 1997 are non-recurring loss provisions totaling $5.1 million (pre-tax). These loss provisions were recorded in December 1997 in order to: (i) reserve $2.1 million of previously capitalized costs and future payment obligations related to a data processing services agreement and computer system which will be replaced in 1998; (ii) accrue the estimated cost of $1.0 million of future lease costs associated with space the Company has vacated; and (iii) reserve $2.0 million for future obligations to an agreement expiring in May 1999 for services which the Company will no longer utilize and, therefore, have no future benefits. The service and lease agreements are with Manor Care and Choice and were entered into in conjunction with the Choice Spin-Off and the Company Spin-Off. See "Prospectus Supplement Summary--Recent Developments--Recent Spin-Offs."
(3) During fiscal year 1996, the Company began restructuring its European hotel operations. This restructuring effort included the purchase of an equity interest in Friendly Hotels PLC and a re-evaluation of key geographic markets in Europe. In connection with this restructuring, the Company performed a review of its European hotel operations and in May 1996 recognized a $16.0 million non-cash charge against earnings related to the impairment of assets associated with certain European hotel operations. In addition, the Company recognized a $3.4 million non-cash charge against earnings related to the impairment of assets associated with certain domestic hotel operations and a restructuring charge of $5.2 million in May 1996. Restructuring costs include severance and employee benefit plan restructuring costs and other costs directly associated with the Company Spin-Off. The Company's European hotel operations were transferred to Choice as part of the Choice Spin-Off.
(4) Income from discontinued operations, representing income from the operations of the Choice Franchising Business through October 15, 1997, is presented net of taxes for the three-month period ended March 31, 1997, the seven-month period ended December 31, 1997 and fiscal years 1997, 1996, 1995, 1994 and 1993 of, $3.6 million, $11.8 million, $25.2 million,
    $15.9 million, $13.5 million, $5.0 million and $6.4 million, respectively.
(5) The extraordinary loss represents a loss from the early extinguishment of a note payable to Manor Care, net of a $747,000 tax benefit.
(6) Basic earnings per share have been calculated based on the weighted average common shares outstanding of the Company's former parent Manor Care for fiscal years 1993, 1994, 1995 and 1996 of 19,105,000, 20,175,000,
    20,827,000 and 20,876,000, respectively. Basic earnings per share have been calculated for fiscal year 1997 based on the weighted average common shares outstanding of Manor Care from June 1, 1996 through November 1, 1996 and the weighted average common shares outstanding of the Company from November 2, 1996 through May 31, 1997 of 20,893,000. Basic earnings per share have been calculated for the seven months ended December 31, 1997 and the three months ended March 31, 1997 and 1998 based on the weighted average common shares outstanding of the Company of 19,979,000, 21,035,000 and 19,956,000, respectively. Figures for fiscal years 1993 through 1997, the seven-month period ended December 31, 1997 and the three months ended March 31, 1997 have been adjusted for the one-for-three reverse stock split which occurred in conjunction with the Choice Spin-Off.
(7) EBITDA consists of the sum of income (loss) from continuing operations, interest expense, income taxes, depreciation and amortization and non-cash asset writedowns. EBITDA is presented because such data is used by certain investors to determine the Company's ability to meet debt service obligations, fund capital expenditures and expand its business. The Company considers EBITDA to be an indicative measure of operating performance particularly due to the large amount of depreciation and amortization. Such information should not be considered an alternative to net income, operating income, cash flow from operations or any other operating or liquidity performance measure prescribed by GAAP. Cash expenditures (including nondiscretionary expenditures) for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentation and therefore EBITDA does not represent funds available for management's discretionary use. EBITDA presented by the Company may not be comparable to EBITDA defined and presented by other companies.
(8) Fiscal year 1996 EBITDA includes an add-back of non-cash pretax charges totaling $19.4 million for impairment of long-lived assets associated with certain European and domestic hotel operations, in amounts of $16.0 million and $3.4 million, respectively.
(9) Includes cash flows from the continuing operations of the Company and the discontinued Choice Franchising Business, which was transferred to Choice and distributed to the Company's shareholders in the Choice Spin-Off, for all periods except the three-month period ended March 31, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(10) Number of hotels, number of rooms, average occupancy percentage, ADR and RevPAR are presented with respect only to the Company's domestic hotels.
(11) RevPAR is calculated by multiplying the percentage of occupied rooms by ADR. The Company uses RevPAR as a measure of the operating performance of its hotels.
(12) Total assets at May 31, 1997, 1996, 1995, 1994 and 1993 included the net assets of the discontinued operations of the Choice Franchising Business of $52.2 million, $24.6 million, $12.7 million, $4.4 million and $25.8 million, respectively.
(13) Includes a note payable, net of discounts, to Choice of $113.9 million and $114.5 million at March 31, 1998 and December 31, 1997, respectively, and a note payable to Manor Care of $37.0 million, $147.0 million, $119.8 million, $68.4 million and $0 at May 31, 1997, 1996, 1995, 1994 and 1993, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The Company is a national owner and operator of hotel properties with a portfolio at March 31, 1998 of 83 hotels (11,554 rooms) in a total of 28 states. The Company operates each of its hotels under one of the Choice
Brands: MainStay, Comfort, Quality, Clarion, Sleep, Rodeway and Econo Lodge. The Company's continuing business consists primarily of guest room revenue, meeting room revenue, and food and beverage revenue from owned and operated hotels.

  On October 15, 1997, the Company separated the Choice Franchising Business (which had previously been conducted primarily through Franchising) and its European owned and managed hotels from its other operations pursuant to a pro rata distribution to its shareholders of all the common stock of Franchising. At the time of the Choice Spin-Off, Franchising changed its name to "Choice Hotels International, Inc." The Company changed its name to "Sunburst Hospitality Corporation" and effected a one-for-three reverse stock split. The Company currently conducts the domestic Choice Ownership Business. See "Business and Properties."

  European hotel operations, which were distributed to Choice in the Choice Spin-Off, are presented as part of continuing operations in the consolidated financial statements for all periods prior to the Choice Spin-Off in accordance with generally accepted accounting principles. However, for purposes of analyzing the operations of the Company, management focuses on domestic hotel operations. Therefore, the following discussion focuses on the results of operations of the domestic hotels which constitute the ongoing operations of the Company subsequent to October 15, 1997.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1998 AND THREE MONTHS ENDED MARCH 31, 1997 OPERATING RESULTS

  Total revenues for the three months ended March 31, 1998 increased $1.1 million to $46.1 million from $45.0 million for the same period of 1997. Revenues from European hotel operations, which were distributed to shareholders with Choice in the Choice Spin-Off on October 15, 1997, are included in the first quarter of 1997 but not in the first quarter of 1998. Total domestic revenues increased $4.9 million, or 11.8%, from $41.3 million in the first quarter of 1997 to $46.1 million for the same period of 1998. The increase in domestic revenues is a result of the net addition of 13 hotels from 70 hotels at March 31, 1997 to 83 hotels at March 31, 1998, as well as a 4.9% increase in the average daily room rate, from $61.26 for the three months ended March 31, 1997 to $64.25 for the three months ended March 31, 1998. While room revenue contributed $3.6 million to the increase in domestic revenues, food and beverage revenues were up $1.0 million, or 30.7%, for the first quarter of 1998 compared to the first quarter of 1997.

  Operating expenses increased $1.5 million from $38.5 million for the three months ended March 31, 1997 to $40.0 million for the same period of 1998. Domestic operating expenses increased from $34.5 million in the first quarter of 1997 to $40.0 million, or 15.9%, in the first quarter of 1998. The increase in domestic operating expenses is attributable primarily to the additional costs of operating the Company on a stand-alone basis and an increase in the number of hotels owned and operated. Domestic depreciation and amortization increased $1.4 million from $5.0 million for the three months ended March 31, 1997 to $6.4 million for the three months ended March 31, 1998. Corporate expenses increased from $1.6 million in the first quarter of 1997 to $3.5 million in the first quarter of 1998.

  Income from continuing operations before interest, taxes, depreciation and amortization and non-cash asset writedowns ("EBITDA") increased $704,000 to $12.5 million for the three months ended March 31, 1998 compared to $11.8 million for the same period of 1997. Gross profit from facility operations (operating income before corporate expense, depreciation and amortization and non-recurring charges) increased from $13.5 million, or 30.0% of total revenue, in the three months ended March 31, 1997 to $16.0 million, or 34.7% of total revenues, in three months ended March 31, 1998.

  Interest expense increased 14.1%, or $609,000 to $4.9 million in the first quarter of 1998 compared to the same period in 1997. Domestic interest expense increased $847,000 from $4.1 million for the three months ended March 31, 1997 to $4.9 million for the same period of 1998. The increase in interest expense is a result of the increased debt outstanding over the three months ended March 31, 1998 compared to the same period of 1997 due to the opening of new hotels.

  Income from continuing operations decreased from $1.2 million for the three months ended March 31, 1997 to $708,000 for the same period of 1998. The decrease is a result of increased expenses associated with operating as a separate company and increased depreciation and amortization and interest expense associated with the addition of hotels to the Company's portfolio.

  Income from discontinued operations of $5.0 million for the three months ended March 31, 1997 represents the income, net of taxes, of the Choice Franchising Business.

COMPARISON OF CALENDAR YEAR 1997 AND CALENDAR YEAR 1996 DOMESTIC HOTELS

  During September 1997, the Company changed its fiscal year-end from May 31 to December 31. This change in fiscal year-end, combined with the seasonality of the lodging industry, had a significant impact on the comparability of the seven months ended December 31, 1997 with prior fiscal years. To assist in comparisons, the following discusses the domestic operating results of calendar year 1996 as compared to calendar year 1997.

  The following table presents full calendar year information showing the results of operations of the Company's domestic hotels for calendar years 1996 and 1997:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            1997        1996
                                                         ----------- -----------
                                                              (IN THOUSANDS
                                                            EXCEPT PER SHARE
Revenues                                                    DATA, UNAUDITED)
  Rooms................................................  $   157,380 $   137,114
  Food and beverage....................................       14,991      12,950
  Other................................................        7,681       6,877
                                                         ----------- -----------
      Total revenues...................................      180,052     156,941
                                                         ----------- -----------
Operating Expenses
  Departmental Expenses
    Rooms..............................................       45,607      39,701
    Food and beverage..................................       11,972      10,835
    Other..............................................        2,828       2,400
  Undistributed Operating Expenses
    Administrative and general.........................       16,662      18,520
    Marketing..........................................       14,975      13,895
    Utility costs......................................        9,399       8,423
    Property operation and maintenance.................        9,815       8,922
    Property taxes, rent and insurance.................        7,933       7,521
    Depreciation and amortization......................       22,142      17,335
    Corporate..........................................       11,079       6,383
    Provision for asset impairment and other non-
     recurring charges.................................        5,119       8,575
                                                         ----------- -----------
      Total operating expenses.........................      157,531     142,510
                                                         ----------- -----------
Operating income.......................................       22,521      14,431
                                                         ----------- -----------
Interest expense.......................................       16,461      12,726
                                                         ----------- -----------
Income from continuing operations before income taxes..        6,060       1,705
  Income taxes.........................................        2,629         716
                                                         ----------- -----------
Income from continuing operations......................  $     3,431 $       989
                                                         =========== ===========
Basic earnings per share...............................  $      0.17 $      0.05
                                                         =========== ===========

  Total domestic hotel revenues increased from $156.9 million in calendar year 1996 to $180.1 million in calendar year 1997, an increase of 14.8%. Gross profit from facility operations from domestic hotels, increased from $46.7 million, or 29.8% of total domestic revenues, in 1996 to $60.9 million, or 33.8% of total domestic revenues, in 1997. Increases in revenues were due to improved RevPAR and an increase in the number of hotels from 68 at December 31, 1996 to 76 at December 31, 1997. The Company utilizes RevPAR, which is calculated by multiplying the percentage of occupied rooms by ADR, as a measure of the operating performance of its hotels. RevPAR increased from $39.34 to $41.68, an increase of 5.9%. Increases in RevPAR by service sector were consistent with industry trends and were caused principally by aggressive ADR increases. ADR for the Company's full-service hotels increased 6.6% to $65.75 in calendar year 1997. Limited-service ADR of $58.27 in calendar year 1997 represented a 6.0% increase over the prior year. Consistent with past experience, hotels recently acquired and renovated enjoyed substantial RevPAR increases. For example, hotels acquired in fiscal year 1995 experienced a 12.0% increase in RevPAR and hotels acquired in fiscal year 1996 experienced a 19.7% increase in RevPAR. An increase in domestic corporate expense from 4.1% of total domestic revenues in calendar year 1996 to 6.2% of total domestic revenues in calendar year 1997 was due primarily to incremental costs associated with the Company's emergence as a stand-alone, publicly-traded company and other investments in infrastructure to support a growing company.

COMPARISON OF SEVEN MONTHS ENDED DECEMBER 31, 1997 AND SEVEN MONTHS ENDED DECEMBER 31, 1996 OPERATING RESULTS

  Total revenues increased from $106.5 million for the seven months ended December 31, 1996 to $114.6 million for the same period of 1997. Total domestic revenues during those seven-month periods increased from $95.5 million for the seven months ended December 31, 1996 to $107.6 million for the seven months ended December 31, 1997, an increase of 12.7%. This increase in total domestic revenue resulted primarily from the addition of rooms through hotel acquisition and development and overall RevPAR increases. At December 31, 1996, there were 68 domestic hotels open and operating as compared to 76 domestic hotels at December 31, 1997. The additional hotels contributed $3.6 million to the domestic revenue increase. Domestic RevPAR for the comparative periods by service level are as follows:

                                                  DOMESTIC REVPAR FOR
                                                  SEVEN MONTHS ENDED
                                                     DECEMBER 31,
                                                  -------------------
                                                    1997      1996    % INCREASE
                                                  --------- --------- ----------
   Full-Service.................................. $   42.96 $   40.51    6.0%
   Limited-Service............................... $   40.20 $   39.19    2.6%
   Traditional All-Suite......................... $   50.68 $   48.98    3.5%
   Extended-Stay.................................    $29.95    $32.26   (7.2%)
   Combined...................................... $   41.67 $   40.38    3.2%

  The Company's domestic full-service hotels enjoyed RevPAR increases higher than overall industry averages. The Company's domestic limited-service hotels, notwithstanding a 5.6% increase in ADR to $59.11, saw the rate of RevPAR growth slow as occupancies declined. RevPAR in the extended-stay segment declined because of the opening ramp-up of two MainStay Suites opened late in 1997.

  Hotels recently acquired and renovated continued to lead in terms of RevPAR growth as it typically takes several years to reach stabilized levels of operating performance. For example, domestic hotels acquired and renovated in fiscal year 1996 realized a 20.0% RevPAR increase.

  EBITDA was $24.1 million for the seven months ended December 31, 1997. This compared to $26.4 million for the same period in the preceding year. Gross profit from facility operations, however, increased 19.9% from $31.2 million, or 29.3% of total revenues, in the seven-month period ended December 31, 1996 to $37.4 million, or 32.6% of total revenues, for the same period ended December 31, 1997. Non-recurring charges and increases in general corporate expenses associated with the Company's emergence as a stand-alone publicly-traded company and other investments in infrastructure to support a growing company impacts the EBITDA comparison between these periods.

  Included in provision for asset impairment and other non-recurring charges in the seven months ended December 31, 1997 are non-recurring loss provisions totaling $5.1 million (pre-tax). These loss provisions were recorded in December 1997 in order to: (i) reserve $2.1 million of previously capitalized costs and future payment obligations related to a data processing services agreement and computer system which will be replaced in 1998; (ii) accrue the estimated cost of $1.0 million for future lease costs associated with space the Company has vacated; and (iii) reserve $2.0 million for future obligations related to an agreement expiring in May 1999, for services which the Company will no longer utilize and, therefore, have no future benefits. The service and lease agreements are with Manor Care and Choice and were entered into in conjunction with the Company Spin-Off and the Choice Spin-Off. Recent corporate decisions, including a consolidation of leased office space, resulted in the recognition of these costs in this period.

  Interest expense increased from $8.6 million for the seven months ended December 31, 1996 to $10.1 million for the same period of 1997, an increase of 17.4%. The increase resulted from an increased amount of debt outstanding over the respective periods. The Company's debt has increased over the period to fund the acquisition and development of hotels.

  The Company had a loss from continuing operations of $284,000 for the seven months ended December 31, 1997 as compared to income from continuing operations of $3.6 million for the same period of 1996. The loss from continuing operations resulted primarily from the provision for asset impairment and other non-recurring charges and the increase in interest expense for the period ended December 31, 1997.

  Income from discontinued operations amounted to $16.4 million in the seven months ended December 31, 1997 compared to $22.5 million in the same period in the prior year as those amounts represent the income, net of taxes, of the Choice Franchising Business only through October 15, 1997, the date of the Choice Spin-Off.

  Included in continuing operations but also distributed in the Choice Spin-Off at October 15, 1997 were the Company's European hotel operations which contributed $7.0 million of revenue and $405,000 of operating income in the seven months ended December 31, 1997 compared to $11.0 million of revenue and $416,000 of operating income in the prior year.

COMPARISON OF FISCAL YEAR 1997 AND FISCAL YEAR 1996 OPERATING RESULTS

  The Company's total revenues increased $31.2 million to $185.8 million for fiscal year 1997 from $154.6 million in fiscal year 1996. Total domestic revenues were $168.0 million for fiscal year 1997, an increase of 24.4% from $135.0 million for fiscal year 1996. The increase in total domestic revenues resulted primarily from the addition of rooms through hotel acquisitions and the construction of new hotels. Overall ADR increased 6.5% from fiscal year 1996 to fiscal year 1997, and occupancy increased 3.1% over the prior fiscal year. RevPAR increased to $40.96 from $37.28, an improvement of 9.9%. An increase in food and beverage sales of $2.0 million in fiscal year 1997 over fiscal year 1996 also contributed to revenue growth.

  The Company's operating expenses decreased $5.6 million in fiscal year 1997. Excluding the impact of the provision for asset impairment and other non-recurring charges, operating expenses increased $19.0 million to $158.0 million in fiscal year 1997. Domestic operating expenses increased $12.7 million, or 10.0%, in fiscal year 1997 resulting primarily from the addition of six hotels during the year and, to a lesser extent, a $1.1 million increase in food and beverage costs.

  Depreciation and amortization increased 24.0% in fiscal year 1997 as a result of the addition of new hotels and renovation of existing hotel properties during fiscal year 1997.

  General corporate expense was 4.1% of total revenues in fiscal year 1997 compared to 5.2% of total revenues in fiscal year 1996. Gross profit from facility operations increased from $40.2 million, or 26.0% of total revenues, in fiscal year 1996 to $56.1 million, or 30.2% of total revenues, in fiscal year 1997. Income from continuing operations before income taxes and non-recurring charges amounted to $11.8 million in fiscal year 1997, an increase from $2.7 million in fiscal year 1996.

  During fiscal year 1996, the Company recorded a provision for asset impairment and other non-recurring charges amounting to $24.6 million (pre-tax). The provision included a $16.0 million non-cash charge related to the impairment of assets associated with certain European hotel operations, a $3.4 million non-cash charge related to the impairment of assets associated with certain domestic hotel operations and a $5.2 million restructuring charge.

  Interest expense for the Company increased $3.1 million, or 23.8%, in fiscal year 1997 as a result of increased borrowings to support the development program.

  The discontinued franchise operations distributed in the Choice Spin-Off on October 15, 1997 contributed $35.2 million of the Company's after-tax income in fiscal year 1997, an increase of 61.5%, from the $21.8 million contributed in fiscal year 1996.

  The Company incurred an extraordinary loss of $1.1 million (net of tax) in fiscal year 1997 in connection with the prepayment of a note payable to Manor Care.

COMPARISON OF FISCAL YEAR 1996 AND FISCAL YEAR 1995 OPERATING RESULTS

  The Company's total revenues increased 35.0% from $114.5 million in fiscal year 1995 to $154.6 million in fiscal year 1996. Total domestic revenues increased 40.8%, or $39.1 million, in fiscal year 1996 compared to fiscal year 1995. The increase in total domestic revenues was attributable primarily to the net addition of 17 hotels to the Company's portfolio and an 8.4% increase in RevPAR. In addition, food and beverage revenues increased 40.3% in fiscal year 1996 as compared to fiscal year 1995, also contributing to the increase in total revenues.

  Total operating expenses, excluding the provision for asset impairment and other non-recurring charges of $24.6 million in fiscal year 1996, increased 31.0%, or $32.9 million from fiscal year 1995 to fiscal year 1996. The increase in operating expenses, which was consistent with the Company's revenue growth over the period, was a result of the increase in the number of hotels owned and operated over the period.

  Overall, the Company had an operating loss for fiscal year 1996 as a result of the provision for asset impairment and other non-recurring charges. Gross profit from facility operations increased from $26.9 million, or 23.5% of total revenues in fiscal year 1995 to $40.2 million, or 26.0% of total revenues, in fiscal year 1996.

  Interest expense increased 40.2% in fiscal year 1996 as compared to fiscal year 1995. The $3.7 million increase resulted from additional funds borrowed under a note payable to Manor Care for the acquisition of certain hotels.

  Income from discontinued operations increased 26.3% in fiscal year 1996, to $21.8 million (net of taxes).

LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided by operating activities was $6.5 million for the three months ended March 31, 1998 compared to $25.0 million for the three months ended March 31, 1997 and $42.2 million for the seven months ended December 31, 1997, as compared to $87.3 million, $55.4 million, and $49.5 million for fiscal years 1997, 1996, and 1995, respectively. Net cash provided by operating activities for all periods other than the three months ended March 31, 1998 includes net cash provided by discontinued operations, as well as net cash provided by European hotel operations, which were distributed to shareholders pursuant to the Choice Spin-Off. Net cash provided by continuing operations was $6.5 million for the three months ended March 31, 1998, compared to net cash utilized by continuing operations of $3.0 million for the three months ended March 31, 1997 and net cash provided by continuing operations of $21.3 million for the seven months ended December 31, 1997, compared to $40.5 million, $22.8 million and $8.0 million for fiscal years 1997, 1996 and 1995, respectively.

  At March 31, 1998, the Company had $259.8 million of long-term debt outstanding. Of this amount, $29.0 million reflects amounts outstanding under the Credit Facility. The Credit Facility expires in October 2000. At March 31, 1998, permitted availability under the Credit Facility amounted to $69.5 million. The Credit Facility's permitted availability will expand to certain levels as the Company's cash flow increases.

  At March 31, 1998, the Company owed Choice $115.0 million and $5.8 million in accrued interest pursuant to the Choice Note, a subordinated note which matures October 15, 2002. The Choice Note provides additional financial flexibility due to the fact that no interest is payable until maturity. The Company does, however, expect to refinance the Choice Note with a longer-term subordinated debt financing as soon as practicable.

  At March 31, 1998, the Company owed Choice $19.9 million representing liabilities of the Company discharged or assumed by Choice in connection with the Choice Spin-Off. The Company has reached an understanding with Choice to satisfy this obligation no later than December 31, 1998. These amounts are classified as "Payable to Choice Hotels International, Inc." on the Company's balance sheet.

  On April 23, 1997, QI Capital Corp., a wholly owned subsidiary of the Company, issued the CMBS Certificates with an aggregate principal amount of $117.5 million, representing beneficial ownership interests in a trust fund holding the Mortgage Note issued by First Choice. The Mortgage Note is secured by 37 cross-defaulted and cross-collateralized mortgages, representing first priority mortgage liens on fee interests or fee and leasehold interests in 37 hotels owned by First Choice. The terms of the Mortgage Note provide for monthly payments of principal and interest in an aggregate amount equal to interest accruing for such month and monthly principal payments based on a 240-month amortization schedule, computed using an assumed weighted average interest rate equal to 7.75% per annum. The Mortgage Note has a scheduled maturity date of May 5, 2012, on which date a balloon payment of the then outstanding principal balance will be due (currently estimated to be $48.5 million). The Mortgage Note may not be prepaid, in whole or in part, except upon payment of a premium equal to the greater of 1% of the principal amount of the Mortgage Note being prepaid and a treasury-based yield maintenance amount, provided that no prepayment premium will be required in the event of a prepayment made: (i) in connection with casualty or condemnation events; or
(ii) on or after the date that is six months prior to the scheduled maturity date. The CMBS Certificates bear a 7.8% blended weighted average interest rate. The 37 hotel properties so collateralized reported earnings before interest, taxes, depreciation and amortization and an allocation for corporate expenses of $9.0 million and $21.4 million for the three months ended March 31, 1998 and the seven months ended December 31, 1997, respectively. The Company used the proceeds to repay debt payable to its former parent, Manor Care. At March 31, 1998, $115.2 million aggregate principal amount was outstanding under the CMBS Certificates.

  At March 31, 1998, the Company's debt to book capitalization amounted to 74.3%, while debt to market capitalization was 59.8%.

  Notwithstanding the real estate-intensive nature of the Company's business, the Company's objective is to reduce its overall leverage while continuing to grow through development. The Company continuously evaluates its existing portfolio and seeks to sell hotels that have limited upside potential or are projected to underperform in order to redeploy capital in higher-yielding assets. The Company has identified six such properties which it is marketing for sale in 1998.

  The Company intends to aggressively develop MainStay Suites, a mid-price extended-stay hotel product. At March 31, 1998, nine MainStay Suites were open and operating with another six under construction. In addition to those under construction, there were another 13 projects under development. A typical MainStay Suites costs approximately $5.0 to $6.9 million to develop and construct (including land cost), with an average cost per room ranging from $50,000 to $65,000. In order for the Company to continue the MainStay Suites development program on a long-term basis, additional capital will be required. Subject to market conditions, the Company anticipates raising additional equity and/or debt capital in the foreseeable future to fund its growth strategy or to satisfy its obligations. While cash flow from operations, credit available under the Credit Facility, the proceeds from the Offering and the sale of the six identified hotels is expected to be adequate to fund operations and committed construction projects, accessing additional capital is imperative in order for the Company to continue executing its development and growth plans.

  Excluding development, recurring capital expenditures required to maintain operating assets in the appropriate condition are estimated to be approximately $15 million per year. Planned capital expenditures for the development of MainStay Suites and Sleep Inns in 1998 are projected to be approximately $83.6 million. Planned capital expenditures for the development of MainStay Suites in calendar 1999 are projected to be $93.5 million. The Company will also continue to pursue selectively the acquisition of hotel properties in all segments of the lodging industry where the Company believes long-term value can be created from renovation and, where appropriate, the repositioning of the hotel to a different brand or service level.

YEAR 2000

  Many existing computer programs use two digits to identify a year. These programs were designed and developed without considering the impact of the upcoming change in the century. If the programs are not corrected, computer applications could fail or create erroneous results at the turn of the century. The Company is currently evaluating the impact the year 2000 will have on its operations. While there is currently no estimate of the cost of addressing the issue and the full implication of the problem on the Company's operations is not yet known, it is not, at this time, believed to be significant.


SEASONALITY

  Demand at many of the hotels is affected by recurring seasonal patterns, depending upon the location of the hotel. Accordingly, the Company's operations are seasonal in nature, with lower revenue and operating profit in November through February and higher revenue and operating profit in March through October.

INFLATION

  Inflation has not had a material effect on the revenues or operating results of the Company during the three months ended March 31, 1998, the seven months ended December 31, 1997 or the three fiscal years ended May 31, 1997, 1996 and 1995.

                            BUSINESS AND PROPERTIES

  The Company is a national owner and operator of hotel properties with a portfolio at March 31, 1998 of 83 hotels (11,554 rooms) in a total of 28 states. The Company is also an active developer of hotel properties with eight hotels (838 rooms) under construction and 14 hotels (1,406 rooms) under development at March 31, 1998, all but three of which are MainStay Suites. The Company believes that the development of MainStay Suites, which are in the mid-price category of the extended-stay segment of the lodging industry, will be its primary source of growth over the next several years. The Company's portfolio includes hotels in each of the extended-stay, traditional all-suite, full-service and limited-service segments of the lodging industry and in the mid-price, economy and upscale price categories of the lodging industry. The Company operates each of its hotels under one of the brands franchised by
Choice: MainStay, Comfort, Quality, Clarion, Sleep, Rodeway and Econo Lodge. Prior to October 1997, Choice was a subsidiary of the Company. See "Prospectus Supplement Summary--Recent Developments--Recent Spin-Offs."

  The Company is led by an experienced management team whose senior members have an average of over 18 years of lodging industry experience and have worked together as a team for over six years. The Company's management has had a successful record of managing ahead of lodging industry cycles. Prior to the last industry downturn in the late 1980s, the Company successfully liquidated a substantial portion of its hotel portfolio at favorable prices. From 1992 to 1996, industry conditions were such that many lodging companies and individual hotels faced financial hardship. The Company took advantage of this opportunity to acquire hotels at prices well below replacement cost. The Company's strategy was to acquire and renovate such hotels, install professional management and marketing systems, and in some cases reposition the hotels to a different brand or service level. Since June 1992, the Company has acquired 55 hotels (7,809 rooms) for a total purchase price of $187.7 million and to date has spent an additional $95.6 million on capital improvements to renovate and reposition these assets. Such amounts represent on average approximately 60% of the estimated replacement value of the hotels at their respective acquisition dates. The Company believes, however, that the record levels of profitability reached in the industry since 1996 have limited opportunities to acquire hotels at substantial discounts to replacement cost. As a result, the Company acquired only two hotels in fiscal 1997 and has acquired no hotels since February 1997. The Company has responded to the new industry environment by shifting the focus of its growth strategy from opportunistically acquiring hotels to developing and operating MainStay Suites in the underserved mid-price category of the extended-stay segment of the lodging industry. See "Risk Factors--Inherent Risks Associated with the Lodging Industry" and "--Uncertainty of MainStay Expansion Program."

  The Company believes that it is well positioned to generate growth in its hotel portfolio by capitalizing on opportunities present at the current stage of the lodging industry cycle. The Company's primary business objectives are to maximize the value of the Company's hotel portfolio, its cash flow and its shareholder value. The Company's strategies for accomplishing these objectives include: (i) developing and operating MainStay Suites in the extended-stay segment of the lodging industry; (ii) actively managing its existing portfolio of hotels; and (iii) selectively pursuing acquisitions of hotel properties. The Company intends to finance its growth with: (i) advances under its $80 million Credit Facility with a syndicate of four commercial banks; (ii) cash flow from operations; (iii) potential equity and/or debt financings in the public and/or private markets; and (iv) selective disposition of existing assets. See "Prospectus Supplement Summary--Recent Developments--Recent Financing Activity," "Risk Factors--Uncertainty of MainStay Expansion Program" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INDUSTRY OVERVIEW

 The U.S. Lodging Industry

  The U.S. lodging industry generated approximately $57.6 billion and $62.6 billion in room revenues in 1996 and 1997, respectively, and is estimated to have had approximately 3.4 million and 3.5 million rooms at the end of 1996 and 1997, respectively, in hotels and motels containing twenty or more rooms. The Company believes that overall economic performance is a key factor affecting the strength of the lodging industry's performance. Room supply and demand historically have been sensitive to changes in the economy, which have resulted in cyclical changes in average daily room and occupancy rates. The Company believes that from 1985 to 1989 the industry added a significant number of newly-constructed hotel rooms to its inventory due largely to a favorable hotel lending environment, the deductibility of passive tax losses (which encouraged hotel development) and the ability of hotel operators to regularly increase room rates. As a result, the lodging industry saw an oversupply of rooms and a decrease in industry performance.

  The lodging industry in recent years has demonstrated strong performance, as it has been recovering from the excess supply of the late 1980s, as well as the recession and Gulf War demand disruptions in the early 1990s. This strong performance has been based on year-to-year increases in room revenues, ADR, RevPAR and overall lodging industry profitability. Industry profits totaled $14.5 billion in 1997, increasing steadily from break-even in 1992 and annual losses during the period from 1986 through 1991. Industry-wide RevPAR has grown at a compounded annual growth rate of 6.0% from 1993 through 1997. Since 1993, the lodging industry has been able to increase ADR at a faster rate than increases in the Consumer Price Index (the "CPI"). The following chart demonstrates these recent trends:

                     THE U.S. LODGING INDUSTRY SINCE 1991

                         INCREASES
                          IN ROOM                     INCREASE   INCREASE
                          REVENUE                      IN ADR     IN CPI
                           VERSUS   OCCUPANCY          VERSUS     VERSUS             PROFITS    NEW ROOMS
YEAR                     PRIOR YEAR   RATES    ADR   PRIOR YEAR PRIOR YEAR REVPAR (IN BILLIONS)   ADDED
----                     ---------- --------- ------ ---------- ---------- ------ ------------- ---------
1992....................    3.5%      62.6%   $58.91    1.4%       2.9%    $36.87  break-even     36,000
1993....................    4.6%      63.5%   $60.53    2.7%       2.7%    $38.42     $ 2.4       40,000
1994....................    7.1%      64.7%   $62.86    3.8%       2.7%    $40.70     $ 5.5       45,000
1995....................    6.7%      65.1%   $65.81    4.7%       2.9%    $42.83     $ 8.5       64,000
1996....................    8.9%      65.0%   $70.81    7.6%       2.9%    $46.06     $12.5      101,000
1997....................    8.8%      64.5%   $75.16    6.1%       1.9%    $48.50     $14.5      123,000

  The Company also believes that break-even points in the lodging industry have markedly decreased since 1992 due to lower interest rates, decreased debt levels and higher ratios of equity to total capital. Additionally, operating efficiencies, including increased employee productivity, resulting from the increase in the number and market share of limited-service and extended-stay hotels where employees per room and other operating expenses are lower than at full-service hotels, have contributed to the improved financial results.

  The Company believes that the lodging industry can generally be segmented by room pricing and by the level of service provided. The Company believes that room pricing can generally be divided into three categories: upscale, mid-price and economy. At February 1998, the upscale category had average room rates of $91.52 per night, the mid-price category had average room rates of $69.93 per night and the economy category had average room rates of $51.14 per night. The Company further believes that hotels can be divided into four segments based on the level of service: (i) full-service (which offer food and beverage services, meeting rooms, room service and other guest services); (ii) limited-service (which offer some amenities such as swimming pools and continental breakfasts or similar services); (iii) traditional all-suite (which have typical transient guest stays of one to four nights and usually offer guests two rooms or one room with distinct areas, sometimes including small efficiency kitchens, but usually have limited public areas and may or may not offer food and beverage services); and (iv) extended-stay (which usually offer guests staying five or more nights two rooms or one room with distinct areas including a full kitchen for cooking, but usually have limited public areas and may or may not offer food and beverage services). The following table presents a summary of representative brands in each of the full-service, limited-service, traditional all-suite and extended-stay segments of the lodging industry:

              SEGMENT                                REPRESENTATIVE BRANDS
   -----------------------------  ------------------------------------------------------------
   Full-Service.................  Clarion, Quality Inns, Hilton, Sheraton, Marriott,
                                  Hyatt, Radisson, Holiday Inns, Ramada
   Limited-Service..............  Comfort Inns, Quality Inns, Sleep Inn, Econo Lodge, Rodeway,
                                  Hampton Inns, Holiday Express, La Quinta Inns, Super 8
   Traditional All-Suite........  Comfort Suites, Quality Suites, Embassy Suites, AmeriSuites
   Extended-Stay................  MainStay, Residence Inn, Homewood, Hawthorn,
                                  Homegate, StudioPLUS, Extended Stay America

  The traditional all-suite segment is a relatively new segment of the lodging industry, having developed largely over the last ten years, and has been principally oriented toward business travelers with hotels in the upscale price category. Traditional all-suite hotels were developed partially in response to the increasing number of corporate relocations, transfers, temporary work assignments, corporate outsourcing and business travelers' needs for more than just one room and for a product geared to a longer stay. To address those needs, certain lodging providers began to offer suites with additional space and, in some case, kitchens, and guests were offered discounts to daily rates when they paid on a weekly or monthly basis. The Company believes that the extended-stay market is a further segmentation of the traditional all-suite segment of the lodging industry, meeting growing and changing demands.

 Extended-Stay Market

  The Company believes that extended-stay is a growing segment of the lodging industry with favorable supply and demand characteristics. The Company defines the extended-stay segment as hotels serving guests staying five nights or longer with a product designed for longer stays. Extended-stay hotels typically include kitchen facilities and separate areas for sleeping, working and relaxation. Of the approximately 3.5 million guest rooms available in the United States at December 31, 1997, there were only approximately 89,076 guest rooms at approximately 793 properties in the extended-stay segment. The Company believes, based on this and other published industry data, that the extended-stay sector is underserved, with approximately 25% of the current extended- stay room demand being met by the existing dedicated supply.

  The Company believes that extended-stay hotels generally have higher operating margins, higher returns on capital and lower occupancy break-even thresholds than hotels in other industry segments, primarily as a result of lower operating expenses, longer guest stays, lower guest turnover and greater productivity. Extended-stay hotels generally have greater productivity since the number of employees per room is typically much lower than at both limited-service and full-service hotels.

  The Company believes that the continuing significant supply/demand imbalance and the longer length of stay have allowed occupancy rates at extended-stay hotels to significantly exceed overall U.S. lodging industry occupancy rates. As set forth below, average occupancy rates for extended-stay hotel chains have significantly exceeded average occupancy rates in the overall U.S. lodging industry for each of the last five years:

                                                     YEAR ENDED DECEMBER 31,
                                                     ----------------------------
                                                     1993  1994  1995  1996  1997
                                                     ----  ----  ----  ----  ----
   Average Annual Occupancy Rates:
     Extended-Stay Segment(1)....................... 79.2% 80.9% 80.3% 78.5% 75.4%
     Overall U.S. Lodging Industry.................. 63.5% 64.7% 65.1% 65.0% 64.5%

--------
(1) Inludes Homestead Village, Villager Lodge, StudioPLUS, Lexington Hotel Suites, Hawthorn Suites, Homewood Suites, Residence Inn, Summerfield Suites, Extended Stay America, Suburban Lodge, Candlewood, Sierra Suites, Homegate, Inn Suites, MainStay Suites, TownePlace Suites and Woodfin Suites.

  The Company believes that the decline in occupancy rates for extended-stay properties since 1995 is primarily the result of an increase in the number of newly opened properties, which generally experience lower occupancies during pre-stabilization periods. Available room nights for extended-stay properties increased by 2.9 million, or 19.8%, to 17.3 million in 1996 and by 7.4 million, or 42.6%, to 24.7 million in 1997. Occupied room nights for extended-stay properties increased by 2.0 million, or 17.2%, to 13.6 million in 1996 and by 5.0 million, or 37.0%, to 18.6 million in 1997. By comparison, available room nights for the entire industry (excluding the extended-stay segment) increased by 27.6 million, or 2.3%, to 1.24 billion in 1996, and by
41.8 million, or 3.4%, to 1.28 billion in 1997. Occupied room nights for the entire industry (excluding the extended-stay segment) increased by 15.9 million, or 2.0%, to 812.0 million in 1996 and by 20.4 million, or 2.5%, to
832.4 million in 1997.

BUSINESS STRATEGY

 Developing and Operating MainStay Suites

  In order to capitalize on the positive fundamentals of the extended-stay segment, the Company is currently focusing on developing and operating MainStay Suites. MainStay Suites are mid-price extended-stay hotels with average weekly rates for hotels currently open ranging from $350 to $480. Guests at MainStay Suites, who generally rent on a weekly or longer basis, include business travelers, professionals on temporary work assignments, people relocating or purchasing a home, people between domestic situations, tourists and others desiring high-quality, furnished accommodations with full kitchens. MainStay Suites are designed and built to uniform plans and specifications developed and periodically refined since 1996. The Company's MainStay plans utilize a versatile "building block" architecture that adapts to various site configurations. The Company believes this standardization lowers construction costs and enables uniform quality and operational standards. A typical MainStay Suites ranges in size from 80 to 120 rooms and is developed on 2.0 to 3.0 acres of land on highly visible sites in upper-to-middle-income areas that are close to corporate demand generators, restaurants and retail locations. A typical MainStay Suites costs approximately $5.0 to $6.9 million to develop and construct (including land cost), with an average cost per room ranging from $50,000 to $65,000. Based on the Company's hotel development experience, the Company believes that once a site is selected and acquired and all regulatory permits and approvals have been obtained, the construction phase of development generally requires approximately nine months from groundbreaking to opening. The Company opened its first MainStay Suites in Plano, Texas in November 1996, which achieved an unleveraged return on cost of approximately 14.3% for the twelve months ended March 31, 1998. This return on cost represents the hotel's earnings before interest, taxes, depreciation and amortization and an allocation for corporate expenses for such period (which the Company believes is after the period required for such properties operations to stabilize), divided by its initial cost. The results achieved by this hotel may not be indicative of results of other MainStay Suites developed and operated by the Company. See "Risk Factors--Uncertainty of MainStay Expansion Program."

  MainStay Suites feature automated registration and checkout kiosks, guest laundry, housekeeping every five days (with optional daily light touch housekeeping), complimentary breakfast and manager's reception and fitness and recreation facilities. Room alternatives include one-bedroom and studio suites. Each suite features a bedroom area, a fully furnished kitchen, a living room area with a pull-out couch or recliner, a spacious work area, two direct-dial phone lines, voice mail and other automated phone services. The Company typically operates MainStay Suites with only seven to nine employees, which helps to control operating expenses. Notwithstanding the Company's belief that extended-stay is a growing segment of the lodging industry, the Company's site selection process requires a positive evaluation of prospective sites for a transient hotel. The Company believes that in the event extended-stay demand is less than anticipated in any particular market, any of its MainStay Suites could be converted to a traditional all-suite hotel. However, there can be no assurance that any such conversion would be successful.

  The Company currently owns and operates nine MainStay Suites (866 rooms) located in nine cities. The Company currently has under construction six additional MainStay Suites (600 rooms), which are expected to open in 1998, in six additional cities (two of which are new markets for the Company). Completion of these hotels will increase the number of rooms in the Company's extended-stay portfolio by approximately 69%. The Company has under development an additional 13 MainStay Suites (1,283 rooms), which are expected to open by 1999, in 13 additional cities (nine of which are new markets for the Company). Completion of these hotels will increase the number of rooms in the Company's extended-stay portfolio by approximately 88%, assuming completion of all the MainStay Suites currently under construction. The Company has other locations under consideration and is continually searching for other appropriate sites. The Company plans to develop 15 to 20 new MainStay Suites annually through the year 2000 and will require capital expenditures of approximately $85 to $114 million annually for its development plan. There can be no assurance that the Company will be able to complete the construction and development of all of these facilities. See "Risk Factors-- Uncertainty of MainStay Expansion Program," "--Development and Construction Risks" and "--Forward Looking Statements."

  To implement its MainStay Suites development strategy, the Company maintains an experienced Real Estate Acquisition and Development Group. This group is led by the Senior Vice President of Real Estate and Development, who has over 15 years experience in hotel development and over three and one-half years tenure with the Company. The Real Estate Acquisition and Development Group is responsible for the identification of target markets, specific site identification, negotiation, due diligence coordination, planning, zoning and other approval requirements, and design and construction of new hotels. The following is a list of newly constructed hotels developed and opened by the Company since 1994 and those under construction as of March 31, 1998:

                                                                                   CALENDAR
                                                                                   YEAR OF
                       MARKET                                    HOTEL             OPENING
----------------------------------------------------  ---------------------------- --------
Dallas, TX..........................................  Sleep Inn Plano                1994
San Antonio, TX.....................................  Sleep Inn San Antonio          1995
Baton Rouge, LA.....................................  Sleep Inn Baton Rouge          1996
Houston, TX.........................................  Sleep Inn Intercontinental     1996
Austin, TX..........................................  Sleep Inn Round Rock           1996
Dallas, TX..........................................  MainStay Suites Plano          1996
Raleigh, NC.........................................  Sleep Inn Raleigh              1997
Dallas/Fort Worth, TX...............................  Sleep Inn Six Flags            1997
Kansas City, MO.....................................  Sleep Inn Airport              1997
Charlotte, NC.......................................  Sleep Inn University           1997
Washington, DC......................................  Sleep Inn Rockville            1997
Providence, RI......................................  MainStay Suites Warwick        1997
Cincinnati, OH......................................  MainStay Suites Blue Ash       1997
Kansas City, MO.....................................  MainStay Suites Airport        1998
Indianapolis, IN....................................  MainStay Suites Northwest      1998
Louisville, KY......................................  MainStay Suites                1998
Greenville, SC......................................  MainStay Suites                1998
Denver, CO..........................................  Sleep Inn Airport              1998
Orlando, FL.........................................  MainStay Suites Lake Mary      1998
Nashville, TN.......................................  MainStay Suites Brentwood      1998
Denver, CO(1).......................................  MainStay Suites Tech Center    1998
Jacksonville, FL(1).................................  MainStay Suites South Pointe   1998
Miami, FL(1)........................................  MainStay Suites                1998
Miami, FL(1)........................................  Sleep Inn Miami Springs        1998
Pittsburgh, PA(1)...................................  MainStay Suites                1998
Fishkill, NY(1).....................................  MainStay Suites                1998
Tempe, AZ(1)........................................  MainStay Suites                1998
Denver, CO(1).......................................  Sleep Inn Denver Tech          1998

--------
(1) Hotel under construction.

  The Company had under development 13 MainStay Suites and one Sleep Inn at March 31, 1998, all of which are expected to open by 1999.

 Actively Managing Existing Hotel Portfolio

  The Company actively manages its existing hotel portfolio to optimize performance by: (i) applying proven operating systems and procedures in the management of its hotels; (ii) maintaining the competitiveness of its hotels through capital reinvestment; and (iii) selling hotels that have limited upside potential or are projected to underperform in order to redeploy capital in higher-yielding assets.

  Property Management Systems. The Company's hotels benefit from systems and services available to all Choice franchisees with respect to a particular Choice Brand, including the CHOICE 2001 central reservation system, marketing and advertising efforts and volume purchasing discounts. The Company's hotels are subject to the quality assurance program applicable to all Choice franchisees. The Company has also instituted a number of operating systems and procedures that are designed to maximize performance at its hotels. These systems, developed by the Company over time, include:

  . Yield Management Program: The Company has installed an automated yield management program at most of its hotels which allows each hotel's management to maximize RevPAR. The system automatically performs calculations and suggests pricing strategies to the local hotel management. The program continues to update information based on the availability of room supply, guest stay patterns and reservation volume at each hotel.

  . Training: The Company has developed a training system for all guest services representatives that teaches basic sales techniques and standard operating procedures. The Company also utilizes a computerized guest comment system in each hotel which provides management with immediate guest feedback. This feedback allows the Company to respond more effectively to consumer needs and to improve its employee training. In addition, the Company provides training to hotel general managers and on-site sales professionals on sales and marketing techniques.

  . Accounting Systems: Each of the Company's hotels has a computerized front desk and accounting system. This system allows management at each hotel to gather key financial indicators (such as daily occupancy and revenue statistics) and electronically transmit this information to the Company's senior operating officers and managers. This instant access to information allows management to quickly identify trends and make operating adjustments where necessary. This system also creates cost savings in the accounting and bookkeeping departments of each hotel. In addition, a corporate-based financial controller group oversees operational and capital expenditures. This group works with the hotel operations group to maintain expense standards and operating procedures.

  . Time and Attendance System: Each hotel maintains an automated time and attendance system that is electronically linked to a central payroll system at corporate headquarters. This computerized system for tracking time allows management to make quick decisions on controlling labor costs and provides immediate information on projected costs.

  . Annual Business Planning Process: Each hotel prepares a zero-based annual business plan which incorporates historical performance and market conditions. Each plan, which is reviewed and approved by senior management, provides detailed strategies for marketing, guest services and food and beverage operations. The annual plan serves as a fundamental measurement of management's performance.

  Capital Reinvestment. The Company seeks to maintain its competitive advantage in its local markets through capital spending. The Company believes a regular program of capital improvements as well as periodic renovation and redevelopment of certain hotels are important factors in maintaining the competitiveness of the portfolio and maximizing cash flow growth. Each of the Company's hotels completes a detailed capital spending budget annually. The hotels spend an average of 5% to 7% of total revenues on capital improvements annually.

  Asset Management and Hotel Sales. The Company continuously evaluates its existing portfolio and seeks to sell hotels that have limited upside potential or are projected to underperform in order to redeploy capital in higher-yielding assets. In determining which hotels to sell, the Company considers a number of factors, including estimated market value relative to the projected future performance, changes in market demographics, changes in the local competitive environment and physical plant obsolescence. The Company has identified six properties which it is marketing for sale in calendar year 1998.

 Selectively Pursuing Hotel Acquisitions

  Although the Company believes that currently there are limited opportunities to acquire hotels at substantial discounts to replacement cost, the Company will continue to pursue selectively the acquisition of hotel properties in all segments of the lodging industry where the Company believes long-term value can be created, including, where appropriate, from renovation and/or the repositioning of the hotel to a different brand or service level. In identifying potential acquisitions, the Company focuses on hotel properties located in markets with favorable economic, demographic and supply characteristics. Upon acquiring a hotel, the Company typically spends significant capital on renovation. During the fiscal year ended May 31, 1995, the Company acquired 16 hotels for an aggregate initial acquisition price of $58.6 million and to date has spent an additional $25.8 million on capital improvements. During the fiscal year ended May 31, 1996, the Company acquired 16 hotels for an aggregate initial acquisition price of $49.2 million and to date has spent an additional $23.5 million on capital improvements. During the fiscal year ended May 31, 1997, the Company acquired two hotels for an aggregate initial acquisition price of $10.7 million and to date has spent an additional $7.3 million on capital improvements. The Company has acquired no hotels since February 1997.

  The following chart summarizes occupancy rate improvements for original portfolio hotels and hotels acquired during the five fiscal years ended May 31, 1997. Occupancy rates for the year acquired reflect only the period during which the properties were owned by the Company. Because certain of the recently acquired and developed hotels have not yet reached stabilized levels of operating performance, the Company believes that revenues and gross profit at these hotels will continue to grow.

                                               COMPANY HOTEL OCCUPANCY
                                          --------------------------------------
                                                   FISCAL YEAR
                                          ---------------------------------
                                          1993   1994   1995   1996   1997
                                          -----  -----  -----  -----  -----
Original Domestic Portfolio.............. 62.27% 64.16% 67.19% 68.02% 71.63%
Fiscal 1993 Acquisitions................. 56.17  64.28  73.94  76.00  74.96
Fiscal 1994 Acquisitions.................   --   63.99  70.88  73.69  73.61
Fiscal 1995 Acquisitions.................   --     --   48.96  58.49  66.27
Fiscal 1996 Acquisitions.................   --     --     --   53.23  61.16
Fiscal 1997 Acquisitions.................   --     --     --     --   54.65

HOTEL PROPERTIES

  The Company's hotel properties are in four primary segments of the lodging industry: extended-stay, traditional all-suite, full-service and limited-service. Each hotel is branded with one of the Choice Brands.

 Extended-Stay Hotels

  The Company has nine extended-stay hotels open in nine states and has an additional six under construction and 13 under development. The MainStay Suites brand, which was created by the Company in conjunction with Choice, has a unique product design and service package which enhance property level appeal, productivity and profitability.

  MainStay Suites compete in the mid-price category. MainStay Suites target guests who generally rent on a weekly or longer basis, including business travelers, professionals on temporary work assignments, people relocating or purchasing a home, people between domestic situations, tourists and others desiring high-quality, furnished accommodations with full kitchens. A typical MainStay Suites ranges in size from 80 to 120 rooms and is developed on 2.0 to
3.0 acres of land on highly visible sites in upper-to-middle income areas that are close to corporate demand generators, restaurants and retail locations. MainStay Suites feature automated registration and checkout kiosks, guest laundry, full housekeeping every five days (with optional daily light touch housekeeping), complimentary breakfast and manager's reception and fitness and recreation facilities. Room alternatives include one-bedroom and studio suites. Each suite features a bedroom area, a fully furnished kitchen, a living room area with a pull-out couch or recliner, a spacious work area, two direct-dial phone lines, voice mail and other automatic phone services. These features enable MainStay Suites to operate with fewer full-time equivalent employees than a typical limited-service hotel that provides 24-hour front desk coverage and full housekeeping daily. All of the extended-stay properties have been newly constructed by the Company since November 1996, and all but two have opened within the past six months.

  The chart below sets forth performance information for the Company's existing extended-stay hotels:

                               THREE MONTHS ENDED     TWELVE MONTHS ENDED
                                    MARCH 31,             DECEMBER 31,
                               ---------------------  ----------------------
                                 1998        1997      1997     1996
                               ---------   ---------  -------- --------
   Number of properties (at
    period end)...............         9           1        3        1
   Number of rooms (at period
    end)......................       866          96      290       96
   Average daily rate......... $   55.43   $   55.67  $ 59.29   $62.12
   Occupancy %(1).............      35.7%       67.1%    55.3%    51.9%
   RevPAR (1)................. $   19.81   $   37.37  $ 32.79  $ 32.26
   RevPAR % change(1).........     (47.0)%                1.6%

--------
(1) Only one of the Company's MainStay Suites has been open during all periods presented. The decline in RevPAR and occupancy rates for the Company's MainStay Suites primarily results from the lower RevPAR and occupancy rates at the Company's eight recently opened MainStay Suites which are currently experiencing the stabilization period common to newly opened hotels.

 Traditional All-Suite Hotels

  Three of the Company's five traditional all-suite hotels are Quality Suites and two are Comfort Suites. The Company's traditional all-suite hotels, located in four states, compete in the upscale and mid-price categories. The Company's traditional all-suite hotels primarily focus on attracting transient guests (which are defined as guests who stay four nights or less). The Company's traditional all-suite hotels are located in suburban business areas. Facilities typically offer separate sleeping and living areas but typically do not include in-room kitchen facilities. Each of the Company's traditional all-suite hotels features a swimming pool, fitness and recreation facilities, daily maid service, complimentary breakfast and in-room coffee makers. The Company's traditional all-suite hotels range in size from 101 to 131 suites.

  The chart below sets forth performance information for the Company's existing traditional all-suite hotels:

                                 THREE MONTHS ENDED    TWELVE MONTHS ENDED
                                      MARCH 31,            DECEMBER 31,
                                 --------------------  ----------------------
                                   1998       1997      1997    1996    1995
                                 ---------  ---------  ------  ------  ------
   Number of properties (at pe-
    riod end)..................          5          5       5       5       5
   Number of rooms (at period
    end).......................        577        577     577     577     577
   Average daily rate..........  $   85.02     $81.06  $72.56  $67.62  $61.38
   Occupancy %.................       73.1%      72.3%   72.7%   71.9%   68.9%
   RevPAR......................  $   62.18  $   58.63  $52.72  $48.63   42.34
   RevPAR % change.............        6.1%               8.4%   14.8%

 Full-Service Hotels

  The Company has 16 full-service hotels in 10 states. The Company's full-service hotels include Clarion and Quality brand hotels. The Company's Clarion brand hotels compete in the upscale price category and the Company's Quality brand hotels compete in the upscale and mid-price categories. The Company's full-service hotels primarily serve business and pleasure travelers and accomodate group meetings at downtown and suburban locations, near airports and at resort locations. The Company's full-service hotels typically include meeting and banquet facilities, a restaurant and lounge, swimming pool, and exercise facilities. The Clarion brand hotels range in size from 103 to 309 rooms and the Quality brand hotels range in size from 184 to 391 rooms.

  The chart below sets forth performance information for the Company's existing full-service hotels:

                               THREE MONTHS ENDED    TWELVE MONTHS ENDED
                                    MARCH 31,            DECEMBER 31,
                               --------------------  -----------------------
                                 1998       1997      1997     1996    1995
                               ---------  ---------  ------   ------  ------
   Number of properties (at
    period end)...............        16         15      16       15      15
   Number of rooms (at period
    end)......................     3,441      3,267   3,441    3,267   3,267
   Average daily rate.........    $70.71     $65.79  $65.75   $61.69  $58.08
   Occupancy %................      60.4%      62.0%    65.8%   64.7%   64.6%
   RevPAR.....................    $42.74     $40.76  $43.21   $39.88  $37.50
   RevPAR % change............       4.9%               8.3%     6.4%

 Limited-Service Hotels

  The Company has 53 limited-service hotels in 24 states. The Company's limited-service hotels are operated under the Comfort, Quality, Sleep, Econo Lodge, and Rodeway brands. The Company's limited-service hotels compete in the mid-price and economy categories and primarily serve pleasure travelers, tourist groups and budget-conscious business travelers. The Company's limited-service hotels are typically located in downtown and suburban areas, near airports and near vacation destinations. The Company's limited-service hotels have all been built or have undergone renovation since 1994. The Company's limited-service hotels typically offer guests complimentary continental breakfast, in-room coffee makers, ironing boards and electronic door locks. The Company's limited-service hotels range in size from 67 to 250 rooms.

  The chart below sets forth performance information for the Company's existing limited-service hotels:

                               THREE MONTHS ENDED     TWELVE MONTHS ENDED
                                    MARCH 31,             DECEMBER 31,
                               ---------------------  ----------------------
                                 1998        1997      1997    1996    1995
                               ---------   ---------  ------  ------  ------
   Number of properties (at
    period end)...............        53          49      52      47      40
   Number of rooms (at period
    end)......................     6,670       6,216   6,551   6,006   5,221
   Average daily rate.........    $59.40      $57.09  $58.27  $54.97  $52.33
   Occupancy %................      63.2%       66.6%   68.8%   70.2%   69.6%
   RevPAR(1)..................    $37.54      $38.01  $40.06  $38.59  $36.41
   RevPAR % change(1).........      (1.2)%               3.8%   6.0%

--------
(1) Seven of the Company's limited-service hotels experienced significant RevPAR declines during the first quarter of 1998 relative to the same period in 1997 due to factors in their individual markets. RevPAR for the remaining limited-service hotels improved 2.3% over the first quarter of 1997.

  The following chart lists the Company's hotels open and under construction by market segment at March 31, 1998:

                                                                       YEAR
                                                          NO. OF CONSTRUCTED/LAST
HOTEL                                 MARKET              ROOMS  MAJOR RENOVATION
-----                    -------------------------------- ------ ----------------
EXTENDED-STAY
        Mid-Price
HOTELS OPEN
 MainStay Suites Plano.. Dallas, Texas                       96          1996
 MainStay Suites
  Warwick............... Providence, Rhode Island            94          1997
 MainStay Suites Blue
  Ash................... Cincinnati, Ohio                   100          1997
 MainStay Suites
  Airport............... Kansas City, Missouri               88          1998
 MainStay Suites
  Northwest............. Indianapolis, Indiana               88          1998
 MainStay Suites........ Louisville, Kentucky               100          1998
 MainStay Suites Lake
  Mary.................. Orlando, Florida                   100          1998
 MainStay Suites
  Brentwood............. Nashville, Tennessee               100          1998
 MainStay Suites........ Greenville, South Carolina         100          1998
                                                          -----
    Total...............                                    866
HOTELS UNDER
 CONSTRUCTION
 MainStay Suites Tech
  Center................ Denver, Colorado                   100          1998
 MainStay Suites South
  Pointe................ Jacksonville, Florida              100          1998
 MainStay Suites........ Miami, Florida                     100          1998
 MainStay Suites........ Fishkill, New York                 106          1998
 MainStay Suites........ Pittsburgh, Pennsylvania           100          1998
 MainStay Suites........ Tempe, Arizona                      94          1998
                                                          -----
    Total...............                                    600
TRADITIONAL ALL-SUITE
         Upscale
 Quality Suites
  Deerfield............. Fort Lauderdale, Florida           107     1991/1995
 Quality Suites......... Raleigh, North Carolina            114     1988/1994
 Quality Suites Shady
  Grove................. Rockville, Maryland                124     1978/1996
        Mid-Price
 Comfort Suites
  Haverhill............. Boston, Massachusetts              131     1989/1997
 Comfort Suites
  Deerfield............. Fort Lauderdale, Florida           101     1991/1995
                                                          -----
    Total...............                                    577
FULL-SERVICE
         Upscale
 Clarion Hotel
  Baltimore............. Baltimore, Maryland                103     1927/1996
 Clarion Hotel
  Worthington........... Columbus, Ohio                     232     1975/1996
 Clarion Hotel
  Richardson............ Dallas, Texas                      296     1982/1995
 Clarion on the Lake.... Hot Springs, Arkansas              151     1965/1997
 Clarion Hotel Miami
  Airport............... Miami, Florida                     103     1970/1996
 Clarion Hotel Hollywood
  Beach................. Miami-Ft. Lauderdale, Florida      309     1972/1996
 Clarion Hotel.......... Mobile, Alabama                    250     1979/1994
 Clarion Hotel Virginia
  Beach................. Norfolk-Virginia Beach, Virginia   149     1985/1995
 Clarion Hotel Roanoke.. Roanoke, Virginia                  148     1981/1997
 Clarion Hotel
  Springfield........... Springfield, Missouri              199     1974/1997
 Clarion Hotel.......... Charlotte, North Carolina          174     1974/1997
        Mid-Price
 Quality Inn South
  Point................. Jacksonville, Florida              184     1988/1994
 Quality Hotel Airport.. Los Angeles, California            278     1971/1994
 Quality Hotel Maingate
  Anaheim(1)............ Los Angeles, California            284     1970/1995
 Quality Inn & Suites
  Hampton............... Norfolk-Virginia Beach, Virginia   190     1972/1995
 Quality Hotel
  Arlington............. Washington, DC                     391     1962/1997
                                                          -----
    Total...............                                  3,441

                                                     NO. OF YEAR CONSTRUCTED/LAST
HOTEL                              MARKET            ROOMS    MAJOR RENOVATION
-----                    --------------------------- ------ ---------------------
LIMITED-SERVICE
HOTELS OPEN
        Mid-Price
 Comfort Inn
  Albuquerque........... Albuquerque, New Mexico        114       1985/1996
 Quality Inn Anderson... Anderson, South Carolina       121       1988/1995
 Comfort Inn Norcross... Atlanta, Georgia               110       1987/1996
 Comfort Inn N.W.
  Pikesville(2)......... Baltimore, Maryland            186       1964/1994
 Comfort Inn
  University............ Baton Rouge, Louisiana         150       1972/1994
 Comfort Inn Danvers.... Boston, Massachusetts          136       1972/1997
 Comfort Inn Brooklyn... Brooklyn, New York              67       1926/1997
 Comfort Inn Canton..... Canton, Ohio                   124       1989/1994
 Comfort Inn Airport.... Charleston, South Carolina     122       1986/1994
 Comfort Inn Charlotte.. Charlotte, North Carolina      150       1985/1996
 Quality Inn & Suites
  Crown Point........... Charlotte, North Carolina      100       1988/1996
 Comfort Inn............ Cincinnati, Ohio               117       1984/1996
 Comfort Inn Middleburg
  Heights............... Cleveland, Ohio                136       1989/1996
 Comfort Inn College
  Station............... College Station, Texas         114       1984/1995
 Comfort Inn Columbia... Columbia, South Carolina        98       1987/1996
 Comfort Inn DFW
  Airport............... Dallas-Fort Worth, Texas       152       1986/1995
 Quality Inn Plymouth... Detroit, Michigan              123       1989/1996
 Comfort Inn Deerfield
  Beach................. Fort Lauderdale, Florida        69       1975/1997
 Comfort Inn Hershey.... Hershey, Pennsylvania          125       1990/1997
 Comfort Inn Hilton
  Head.................. Hilton Head, South Carolina    150       1988/1996
 Quality Inn & Suites
  Indianapolis.......... Indianapolis, Indiana          116       1982/1996
 Quality Inn Lincoln.... Lincoln, Nebraska              108       1969/1996
 Quality Inn & Suites
  Lumberton............. Lumberton, North Carolina      120       1974/1996
 Comfort Inn
  Collierville.......... Memphis, Tennessee              94       1984/1996
 Comfort Inn & Suites
  Miami Springs......... Miami, Florida                 165       1970/1996
 Comfort Inn Miami
  Springs............... Miami, Florida                 110       1986/1996
 Comfort Inn Miami
  Beach................. Miami, Florida                 150       1952/1997
 Comfort Inn Lee Road... Orlando, Florida               145       1985/1994
 Comfort Inn Turf
  Paradise.............. Phoenix, Arizona               155       1981/1995
 Comfort Inn North...... Phoenix, Arizona               153       1986/1997
 Comfort Inn Portland... Portland, Maine                126       1984/1996
 Quality Inn Richmond... Richmond, Virginia             194       1985/1997
 Quality Inn Midvalley.. Salt Lake City, Utah           132       1972/1995
 Comfort Inn by the
  Bay(1)................ San Francisco, California      135       1971/1996
 Comfort Inn Westport... St. Louis, Missouri            170       1971/1995
 Comfort Inn Sturgis.... Sturgis, Michigan               83       1965/1997
 Comfort Inn Traverse
  City.................. Traverse City, Michigan         96       1989/1996
 Comfort Inn Tyson's.... Washington, DC                 250       1982/1995
 Comfort Inn West Palm
  Beach................. West Palm Beach, Florida       158       1974/1995
 Comfort Inn Wichita.... Wichita, Kansas                114       1985/1997
 Sleep Inn Round Rock... Austin, Texas                  107            1996
 Sleep Inn Six Flags.... Dallas-Fort Worth, Texas       124            1997
 Sleep Inn Baton Rouge.. Baton Rouge, Louisiana         101            1996
 Sleep Inn Plano........ Dallas, Texas                  104            1994
 Sleep Inn
  Intercontinental...... Houston, Texas                 107            1996
 Sleep Inn Raleigh...... Raleigh, North Carolina        107            1996
 Sleep Inn San Antonio.. San Antonio, Texas             107            1995
 Sleep Inn University... Charlotte, North Carolina      121            1997
 Sleep Inn Airport...... Kansas City, Missouri          107            1997
 Sleep Inn Rockville.... Washington, DC                 107            1997
 Sleep Inn Airport...... Denver, Colorado               119            1998
         Economy
 Econo Lodge Tolleson... Phoenix, Arizona               120       1988/1997
 Rodeway Inn Tempe...... Phoenix, Arizona               101       1989/1994
                                                     ------
    Total...............                              6,670
HOTELS UNDER
 CONSTRUCTION
        Mid-Price
 Sleep Inn Denver Tech.. Denver, Colorado               119            1999
 Sleep Inn Miami
  Springs............... Miami, Florida                 119            1998
                                                     ------
    Total...............                                238
 TOTAL ROOMS OPEN.......                             11,554
 TOTAL ROOMS UNDER
  CONSTRUCTION..........                                838

--------
(1) The Quality Hotel Maingate Anaheim and the Comfort Inn by the Bay are leased properties.
(2) The Comfort Inn N.W. Pikesville is located on leased land.

 HOTEL MANAGEMENT AND OPERATIONS

  The Company's hotel management structure emphasizes direct accountability to maintain high guest service standards and to closely control operating costs. The Company has established certain uniform productivity standards and skills requirements for all of its hotel employees.

  Each of the Company's hotels has a management staff including a general manager. The general manager of each hotel is responsible for overseeing all hotel operations. Each hotel general manager reports to an area manager or directly to one of three regional vice presidents of operations. Each area manager also reports to one of the regional vice presidents. The regional vice presidents report to the President of the Company. The area managers and regional vice presidents provide management support to each of the hotel's general managers and their respective staffs, coordinate communication between each of the hotels and the Company's corporate departments and assist in establishing and administering corporate policies, procedures and standards.

  The Company has centralized most human resources functions, other than routine administrative tasks, at the corporate level. These services include recruiting, training, management development, compensation, benefits administration and employee relations. A small number of specialists develop and administer programs and procedures that can be used effectively across the entire system, and provide advice and support as required to general managers.

 Acquisition and Development

  The Company's Real Estate Acquisition and Development Group, which consists of 18 employees, is responsible for identifying suitable external development opportunities and for transactional execution relating to such opportunities.

  The Real Estate Acquisition and Development Group is segmented into three principal departments: acquisition, asset management and construction. The acquisition department is responsible for market and site identification, financial analysis, contract negotiation, due diligence coordination, zoning, title, survey, market feasibility, franchise application process, internal approval, entitlement approval and site acquisitions. The asset management department is responsible for asset evaluation, opportunity evaluation, broker listings, contract/lease negotiation, internal approval and transaction closing. The construction department is responsible for project budget development, external consultant management (architectural and engineering), project building feasibility, general contractor selection, building permit process management, owner's representative to contractor/local authorities, furniture, fixtures and equipment purchase and installation coordination, purchase of owner furnished items, building completion, transition to operations staff and project close-out.

  The primary objectives of the Real Estate Acquisition and Development Group include: (i) managing external development, including site acquisition and hotel construction for the MainStay Suites scheduled to open through the year 2000; (ii) managing the Company's assets, including performing ongoing asset evaluation leading to the sale of excess/vacant land, leasing of vacant restaurants, cellular phone antenna leases, real estate tax oversight and appeals and other real estate related transactions; and (iii) evaluating and executing hotel sales.

 Central Reservations System

  As Choice's largest franchisee, the Company utilizes Choice's computerized, toll-free telephone reservations system--CHOICE 2001. For the year ended December 31, 1997, approximately 24% of room nights at the Company's hotels were booked through the CHOICE 2001 reservations system. The CHOICE 2001 reservations system consists of a computer reservations system, five reservation centers in North America and several international reservation centers run by Choice or its master franchisees. All reservation centers worldwide are networked via a centralized system. The CHOICE 2001 system also provides instant data links to the Amadeus, Galileo, SABRE and Worldspan airline reservation systems that facilitate the reservation process for travel agents. The CHOICE 2001 reservations system allows the Company to monitor reservation patterns over time. The Company also utilizes Choice's separate toll-free reservation numbers for each of the Choice Brands.

 Advertising and Marketing

  The Company takes advantage of Choice's national marketing and advertising programs, which are designed to heighten consumer awareness of the Choice Brands. Choice marketing and advertising efforts include national television and radio advertising, print advertising in consumer and trade media and promotional events, including joint marketing promotions with vendors and Choice's corporate partners. Choice also conducts numerous marketing programs targeting specific groups, including senior citizens, motorist club members, families, government and military employees, and meeting planners. Other Choice marketing efforts include telemarketing and telesales campaigns, trade show programs, publication of group and tour rate directories, direct-mail programs, discounts to holders of preferred credit cards, centralized commissions for travel agents, fly-drive programs in conjunction with major airlines, and twice-yearly publication of a Travel and Vacation Directory.

  In addition to utilizing Choice's national marketing and advertising programs, the Company maintains a 20 person corporate marketing department headed by the Company's Vice President of Marketing. The marketing department concentrates on improving the competitive performance of the Company's hotels through programs that include on-site direct sales in local markets, regional and local sales blitzes, national sales to tour operators, participation in tradeshows, administration of frequent sleeper programs to reward repeat guests, annual business unit strategic planning and quarterly review process, sales and reservation training for general managers, on-site sales professionals and front office staff.

 Purchasing

  The Company utilizes Choice's bulk purchasing program for all hotel-related purchases other than construction and development purchases, which are purchased by the Company's Real Estate Acquisition and Development Group. By utilizing the Choice purchasing program, the Company is able to take advantage of volume discounts and economies of scale. Choice negotiates volume purchases of various products, including furniture, fixtures, carpets and bathroom amenities.

 Food and Beverage

   Recently, the Company implemented a new food and beverage concept called "Classic Sports Food, Drink and Memories." This sports theme restaurant concept has been developed jointly with the Classic Sports Network, a national cable television service. This agreement allows for the use of certain trademarks at the Company's hotels. "Classic Sports Food, Drink and Memories" are currently open in four of the Company's hotels in Springfield, Missouri; Charlotte, North Carolina; Richardson, Texas; and Hot Springs, Arkansas.

STRATEGIC ALLIANCE AGREEMENT

  At the time of the Choice Spin-Off, the Company and Choice entered into a Strategic Alliance Agreement pursuant to which: (i) the Company granted a right of first refusal to Choice to franchise any lodging property that the Company develops or acquires and intends to operate under franchise; (ii) the Company has also agreed, barring a material change in market conditions, to continue to develop Sleep Inns and MainStay Suites so that it will have opened a total of fourteen Sleep Inns and fifteen MainStay Suites by October 15, 2001 (48 months after the date of the Choice Spin-Off); (iii) Choice granted to the Company an option (exercisable only in the event that there are not 100 MainStay Suites open or under construction in the Choice franchise system by January 1, 2000) to purchase the brand names, marks, franchise agreements and other assets of the MainStay Suites hotel system; (iv) Choice and the Company have agreed to continue to cooperate with respect to matters of mutual interest, including new product and concept testing for Choice in hotels owned by the Company; and (v) the Company has authorized Choice to negotiate with third party vendors on the Company's behalf for the purchase of certain items. The Strategic Alliance Agreement extends for a term of 20 years from the date of the Choice Spin-Off with each party having the rights of termination on the fifth, tenth and fifteenth anniversaries thereof.

FRANCHISE AGREEMENTS

  Each hotel property owned by the Company is subject to a franchise agreement between Choice and the Company, as franchisee (the "Franchise Agreements"). The material terms of such agreements are described below.

  Term. Each Franchise Agreement has an initial term of 20 years, except the agreement for the Company's Rodeway Inn in Tempe, Arizona, which is a year-to-year agreement. The Franchise Agreements have varying original dates, from 1982 through 1998. Certain Franchise Agreements allow for unilateral termination by either party on the fifth, tenth, or fifteenth anniversary of the Franchise Agreement.

  Termination by the Company. The Company (except with respect to one property as described below) may terminate a Franchise Agreement if Choice defaults on its material obligations under such Franchise Agreement and fails to cure such defaults within 30 days following written notice. The Franchise Agreement with respect to the Company's Quality Hotel in Arlington, Virginia (the "Non-Standard Franchise Agreement") does not allow the Company to terminate such Franchise Agreement.

  Termination by Choice. Choice (except with respect to the Non-Standard Franchise Agreement) may suspend or terminate a Franchise Agreement at any time, if, among other things, the Company: (i) fails to submit reports when due; (ii) fails to pay amounts due under such Franchise Agreement; (iii) fails to pay its debts generally as they become due; or (iv) receives two or more notices of default for similar reasons for any 12-month period. Choice (except with respect to the Non-Standard Franchise Agreement) may terminate a Franchise Agreement immediately upon notice to the Company if, among other things, (i) certain bankruptcy events occur with respect to the Company; (ii) the Company loses possession or the right to possession of the property; (iii) the Company breaches transfer restrictions in the related Franchise Agreement;
(iv) any action is taken to dissolve or liquidate the Company; or (v) there is a threat or danger to the public health and safety in the continued operation of the property. If a Franchise Agreement is terminated by Choice for any of the reasons discussed in the immediately preceding two sentences, the Company is required to pay special interest equal to the product of: (i) the average monthly gross room revenue for the preceding 12 months, multiplied by (ii) the royalty fee percentage (more fully described below), multiplied by (iii) the number of months unexpired under the term of the related Franchise Agreement (in no event less than between $21-$50 depending on the hotel brand multiplied by the specified room count).

  Choice may terminate the Non-Standard Franchise Agreement immediately upon notice to the Company if, among other things, (i) certain bankruptcy events occur with respect to the Company; (ii) certain breaches of the related agreements are not remedied; (iii) any action is taken to dissolve or liquidate the Company; or (iv) legal proceedings against the Company are not dismissed within a certain period of time. Upon termination, the Franchise Agreement for the Rodeway Inn in Tempe, Arizona calls for special interest of the greater of: (i) $50,000 and (ii) the sum of the previous two years of fees paid by the Company.

  Fees. The Franchise Agreements require the Company to pay certain fees and charges, including the following: (i) a royalty fee of between 1.93% to 5.0% of monthly gross room revenues; (ii) a marketing fee of between 0.7% and 2.5% plus $0.28 per day multiplied by the specified room count; and (iii) a reservation fee of 0.88% to 1.75% of monthly gross room revenues (or 1% of monthly gross room revenues plus $ 1.00 per room confirmed through Choice's reservation system). The marketing fee and the reservation fee are subject to reasonable increases during the term of the franchise if Choice raises such fees uniformly among its franchisees. Late payments (i) are a breach of the Franchise Agreement and (ii) accrue interest from the date of delinquency at a rate of 1.5% per month or portion thereof.

  Certain Covenants. The Franchise Agreements impose certain affirmative obligations upon Choice including: (i) to lend the Company an operations manual; (ii) to utilize money collected from marketing and reservation fees to promote those aspects of the franchise business; and (iii) to periodically inspect the property. The Franchise Agreements also impose affirmative obligations upon the Company including: (i) to participate in a specified reservation system; (ii) to keep and comply with the up-to-date version of Choice's rules and regulations for properly running the specified franchise;
(iii) to prepare monthly financial and other records; (iv) to not interfere with the franchised mark(s) and Choice's rights thereto; and (v) to maintain certain specified insurance policies.

  Assignments. The Company is prohibited from directly or indirectly selling, assigning, transferring, conveying, pledging or mortgaging its interest in the Franchise Agreements, or any equity interest in such franchise interests without the consent of Choice except that, among other things, certain percentages of ownership interests in the Company may be transferred without Choice's consent. Choice's consent to such transfers will not be given unless, among other things: (i) all monetary obligations due under the Franchise Agreements are paid to Choice; (ii) no defaults under the Franchise Agreements remain uncured; (iii) the transferee agrees in writing to upgrade the related property to the then-current standards; and (iv) the transferee agrees to remain liable for all obligations under the Franchise Agreements so transferred.

  Choice is permitted to assign all or any part of its rights or obligations under the Franchise Agreements. However, the Franchise Agreements (with the exception of the Non-Standard Franchise Agreement) do not permit Choice to absolve itself from the obligations that it transfers under the Franchise Agreement. Upon the assignment of Choice's obligations under the Non-Standard Franchise Agreement, Choice will no longer be liable with respect to the obligations it so transfers.

SHAREHOLDER RIGHTS PLAN

  On February 23, 1998, the Board of Directors adopted a shareholder rights plan under which a dividend of one preferred stock purchase right is being distributed for each outstanding share of Common Stock to shareholders of record on April 3, 1998.

  Each right entitles the holder to buy 1/100 of a share of a newly issued series of junior participating preferred stock of the Company at an exercise price of $50 per share. The rights will be exercisable, subject to certain exceptions, after a person or group acquires beneficial ownership of 10% or more of the outstanding Common Stock (such a person or group, an "Acquiring Person"), or begins a tender or exchange offer that would result in a person or group becoming an Acquiring Person. In the event that a person becomes an Acquiring Person, holders of rights, other than the Acquiring Person, will have the right to receive Common Stock having a value equal to two times the exercise price of the right. If the Company is involved in a merger or certain other business combinations not approved by the Board of Directors, or 50% or more of the Company's assets or earning power is sold or transferred, each right will entitle its holder, other than the Acquiring Person, to purchase Common Stock of the acquiror having a value of twice the exercise price of the right.

  Following the occurrence of a person becoming an Acquiring Person, the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of the junior participating preferred stock having the same market value) per right. Prior to the expiration of ten days after the announcement of the existence of an Acquiring Person, the Company may redeem the rights in whole, but not in part, at a price of $.001 per right. Stewart Bainum and certain members of his family are not considered Acquiring Persons for purposes of this plan. In addition, Ronald Baron and certain of his affiliates (the "Baron Entities") are not considered Acquiring Persons, provided the percentage of the outstanding Common Stock held by the Baron Entities does not exceed 33%. In the event of a sale of Common Stock by the Baron Entities, or an issuance of shares by the Company, the percentage will be adjusted to the lesser of: (i) the percentage in force immediately before the sale or issuance, or (ii) the percentage held by the Baron Entities immediately after the sale or issuance, plus one percentage point.

COMPETITION

  Competition in the United States lodging industry is generally based on convenience of location, price, range of services and guest amenities offered, plus the quality of customer service and overall product. Newer, recently constructed hotels compete effectively against older hotels if such hotels are not refurbished on a regular basis. The effect of local economic conditions on the Company's results is reduced by the Company's geographic diversity of its properties as well as its range of products and room rates. See "Risk Factors--Inherent Risks Associated with the Lodging Industry--Competition in the Lodging Industry."

EMPLOYEES

  At December 31, 1997, the Company employed approximately 3,332 employees. Less than 5% of the Company's employees are represented by unions. All of the Company's employees covered by unions are employed at Comfort Inn by the Bay in San Francisco, California. The Company considers its relations with its employees to be good.

                                  MANAGEMENT

  The name, age, title, present principal occupation, business address and other material occupations, positions, offices and employment of each of the Company's executive officers and directors are set forth below. The business address of each director and executive officer is 10770 Columbia Pike, Silver Spring, Maryland 20901.

       NAME                   AGE POSITION
       ----                   --- --------
Stewart Bainum, Jr. ........   52 Chairman of the Board of Directors
Stewart Bainum..............   78 Director
Frederic V. Malek...........   60 Director
Paul A. Gould...............   50 Director
Carole Y. Prest.............   46 Director
Keith A. Pitts..............   40 Director
Donald J. Landry............   49 Chief Executive Officer and Vice Chairman
James A. MacCutcheon........   45 Executive Vice President, Chief Financial Officer and Treasurer
Antonio DiRico..............   44 President and Chief Operating Officer
Kevin P. Hanley.............   40 Senior Vice President, Real Estate and Development
Gregory D. Miller...........   44 Senior Vice President, Human Resources
Douglas H. Verner...........   44 Senior Vice President, General Counsel and Secretary
Charles M. Warczak, Jr. ....   50 Vice President, Accounting and Hotel Systems
Pamela M. Williams .........   42 Vice President, Assistant General Counsel and Assistant Secretary

  Stewart Bainum, Jr. Chairman of the Board of the Company since November 1996 and a member of the Board of the Company's predecessors since 1982; Chairman of the Board of Choice from March 1987 to November 1996 and since October 1997; Chairman of the Board and Chief Executive Officer of Manor Care and ManorCare Health Services, Inc. ("MCHS") since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Vice Chairman of the Board of Vitalink Pharmacy Services, Inc. ("Vitalink") since December 1994; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991 and of MCHS since 1976; President of MCHS from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991.

  Stewart Bainum. A member of the Company's Board since November 1996; Chairman of the Board of the Company's predecessors and the Company from 1972 to March 1987 and a member of the Board of the Company's predecessors since 1963; Vice Chairman of the Board of Manor Care and its subsidiaries since March 1987; Chairman of the Board of Manor Care from August 1981 to March 1987, Chief Executive Officer from July 1985 to March 1987, President from May 1982 to July 1985; Chairman of the Board of MCHS from 1968 to March 1987 and a Director since 1968; Director of Vitalink from September 1991 to September 1984; Chairman of the Board of Realty Investment Company, Inc. since 1965.

  Frederic V. Malek. Member of the Board of the Company since November 1996. Chairman of Thayer Capital Partners since March 1993; Co-Chairman of CB Commercial Real Estate Group, Inc. from April 1989 to October 1996; Campaign Manager for Bush-Quayle '92 from January 1992 to November 1992; Vice Chairman of NWA, Inc. (airlines), July 1990 to December 1991; Director: Manor Care, American Management Systems, Inc., Automatic Data Processing Corp., CB Commercial Real Estate Group, Inc., FPL Group, Inc. (an affiliate of Florida Power and Light Company), Northwest Airlines and various Paine Webber mutual funds.

  Paul A. Gould. Member of the Board of the Company since November 1996. Managing Director of Allen & Company Incorporated (investment banking firm) for over five years and other positions at Allen & Company Incorporated since 1973. Director: Telecommunications International, Inc.; United Video Satellite Group, Inc.; and National Patent Development Corporation; Board of Trustees of The New School, The Hackley School and The Holderness School.

  Carole Y. Prest. Member of the Board of the Company since November 1997. Vice President, Corporate Strategic Planning of Manor Care since September 1995; Vice President and General Manager and various other positions at Gen Rad, Inc. from May 1985 to 1994.

  Keith A. Pitts. Member of the Board of the Company since November 1997. President and Chief Executive Officer of the Paragon Health Network, Inc. since November 1997; Consultant to Apollo from August 1997 to November 1997; Consultant to Tenet Healthcare Corp. ("Tenet") from February 1997 to August 1997; Executive Vice President and Chief Executive Financial Officer of orNda HealthCorp from August 1992 until its merger with Tenet in January 1997.

  Donald J. Landry. Chief Executive Officer and Vice Chairman of the Company since October 1997; President of the Company from January 1995 to October 1997; President of Manor Care Hotel Division ("MCHD") from March 1992 to November 1996; various executive positions with Richfield Hotel Management, Inc. ("RHM") and its predecessors for more than 16 years, including President of MHM Corporation.

  James A. MacCutcheon. Executive Vice President, Chief Financial Officer and Treasurer of the Company since November 1996; Senior Vice President, Chief Financial Officer and Treasurer of the Company's predecessors from September 1993 to November 1996; Senior Vice President, Chief Financial Officer and Treasurer of Manor Care from September 1993 to November 1996; Senior Vice President, Finance and Treasurer of Manor Care from October 1987 to September 1996; Treasurer of Vitalink from September 1992 to January 1997 and a director of Vitalink since September 1994.

  Antonio DiRico. President and Chief Operating Officer of the Company since October 1997; Senior Vice President, Hotel Operations of the Company from November 1996 to October 1997; Senior Vice President of MCHD from May 1992 to November 1996; Senior Vice President of RHM and its predecessor, MHM Corporation.

  Kevin P. Hanley. Senior Vice President, Real Estate and Development of the Company since October 1997; Vice President, Real Estate and Development of the Company from November 1996 to October 1997; Vice President, Real Estate and Development of MCHD from December 1994 to November 1996; Executive Vice President of Hospitality Investment Trust from September 1994 to November 1994; Senior Vice President; Development and Acquisitions of Motel 6, L.P. from May 1992 to September 1994; various other positions with Motel 6, L.P. since January 1987.

  Gregory D. Miller. Senior Vice President, Human Resources and Strategic Planning of the Company since October 1997; Vice President, Marketing of MCHS from March 1995 to October 1997; Vice President, Strategic Planning of Manor Care from May 1992 to September 1995.

  Douglas H. Verner. Senior Vice President, General Counsel and Secretary of the Company since March 1998; Executive Vice President, General Counsel and Secretary of Chartwell Leisure from January 1996 to March 1998; Senior Vice President, General Counsel and Secretary of Forte Hotels, Inc. from November, 1990 to January 1996.

  Charles M. Warczak, Jr. Vice President, Finance and Systems of the Company since April 1998; Vice President, Hotel Accounting of the Company from March 1997 to April 1998; Vice President, Finance and Controller of the Company from November 1996 to March 1997; Vice President, Finance of Manor Care from 1992 to November 1996.

  Pamela M. Williams. Vice President, Assistant General Counsel and Assistant Secretary of the Company since October 1997; Senior Attorney of the Company from December 1996 to October 1997, Attorney from November 1996 to December 1996; Attorney of Manor Care from December 1995 to November 1996; Associate of Hogan and Hartson, L.L.P. from August 1988 to December 1995.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), each Underwriter named below (the "Underwriters") has severally agreed to purchase, and the Company has agreed to sell to such Underwriter the number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                         NUMBER
                 UNDERWRITER                                            OF SHARES
                 -----------                                            ---------
      Smith Barney Inc. ...........................................
      Bear, Stearns & Co. Inc. ........................................
      NationsBanc Montgomery Securities LLC ...........................
                                                                        ---------
        Total.......................................................... 5,000,000
                                                                        =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares offered in the Offering are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Common Stock offered in the Offering (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a
concession not in excess of $   per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $   per share to certain other dealers. After the Common Stock is released for sale to the public, the public offering price and such concessions may be changed by the Underwriters. The Underwriters have advised the Company that they do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 750,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares listed in such table.

  Until 120 days after the closing date of the Offering, the Company, its officers and directors, Bruce Bainum and Barbara Bainum have agreed, subject to certain exceptions, not to sell, offer, solicit an offer to buy, contract to sell, grant any option to purchase, pledge or otherwise dispose of, or file (or participate in the filing of) a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules of the Commission promulgated thereunder with respect to, any shares of capital stock of the Company, or any securities convertible into or exercisable or exchangeable for such capital stock, without the prior written consent of Smith Barney Inc., other than shares of Common Stock disposed of as bona fide gifts approved by Smith Barney Inc.

  In connection with this Offering and in compliance with applicable law, the Underwriters may over-allot (i.e. sell more shares of Common Stock than the total amount shown on the list of Underwriters and participants which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if an Underwriter purchases Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter, the underwriting syndicate may require the Underwriter in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act.

  Any Underwriter may engage in stabilizing transactions in accordance with Rule 104 of Regulation M under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. The Underwriters may over-allot shares of Common Stock in connection with an offering of Common Stock, thereby creating a short position in the Underwriters' account. These transactions, if commenced, may be discontinued at any time.

  The Underwriters may engage in transactions with and perform services for the Company in the ordinary course of business.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  This section supersedes the first paragraph of "Information Incorporated by Reference" in the accompanying Prospectus. The following documents, which have been filed with the Commission under the Exchange Act, are incorporated by reference into the accompanying Prospectus:

(a) Transition Report on Form 10-K for the transition period from June 1, 1997 to December 31, 1997;

(b) Quarterly Report on Form 10-Q for the quarterly period ended March 31,
1998;

(c) Current Report on Form 8-K filed with the Commission on February 12, 1998;

(d) Current Report on Form 8-K filed with the Commission on March 11, 1998;

(e) Proxy Statement dated March 30, 1998; and

(f) Description of the Company's Common Stock included in a Registration Statement on Form 10 filed with the Commission on October 10, 1996.

                                 LEGAL MATTERS

  Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, Washington, D.C. and for the Underwriters by Cravath, Swaine & Moore, New York, New York.

PROSPECTUS
                                 $250,000,000

                       SUNBURST HOSPITALITY CORPORATION

                       DEBT SECURITIES, PREFERRED STOCK,
                COMMON STOCK, WARRANTS, AND SUBSCRIPTION RIGHTS

                               ---------------

  Sunburst Hospitality Corporation, a Delaware corporation ("Sunburst" or the "Company"), directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, (i) debt securities of the Company consisting of debentures, notes or other evidences of indebtedness (the "Debt Securities"), (ii) shares of common stock of the Company, par value $.01 per share (the "Common Stock"), (iii) shares of preferred stock of the Company, par value $.01 per share (the "Preferred Stock"), (iv) warrants to purchase Common Stock, Preferred Stock or Debt Securities (the "Warrants"), and (v) rights ("Rights") to subscribe for Preferred Stock, Common Stock or Warrants to purchase Preferred Stock or Common Stock with an aggregate public offering price of up to $250,000,000. The Debt Securities may be issued as exchangeable and/or Convertible Debt Securities, exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may be issued as exchangeable and/or convertible Preferred Stock, exchangeable for or convertible into Debt Securities or shares of Common Stock. The Debt Securities, the Common Stock, the Preferred Stock, the Warrants and the Rights may be offered, separately or together, in one or more separate classes or series and in amounts, at prices and on terms to be determined at the time of offering and to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). Additionally, the Company may issue Rights to its stockholders (any such issuance, a "Rights Offering"). The Debt Securities, the Common Stock, the Preferred Securities and the Rights are sometimes referred to together as the "Offered Securities".

  The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, designated currency (or currency unit), purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), terms (if any) of the subordination, redemption or conversion thereof, and any other specific terms of the Debt Securities, (ii) in the case of Common Stock, the number of shares, purchase price and terms of the offering and sale thereof,
(iii) in the case of Preferred Stock, the specific designation, number of shares, liquidation preference, purchase price, dividend, voting, redemption, exchange and conversion provisions and any other specific terms of the Preferred Stock, (iv) in the case of Warrants, the specific designations, number, duration, purchase price, exercise price, detachability and any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the Offered Securities for which such Warrants may be exercised, and (v) in the case of Rights, the designations, number, exercise price and duration, transferability, any overscription privilege and any other terms in connection with the distribution of the Rights, as well as the terms on which and the securities for which such Rights may be exercised.

  The Company's Common Stock is traded on The New York Stock Exchange (the "NYSE") under the symbol "SNB." Any Common Stock sold pursuant to a Prospectus Supplement may be listed on the NYSE. On March 12, 1998, the last reported sales price of the Common Stock on the NYSE was $8.56 per share. The Company has not determined whether any of the other Offered Securities will be listed on the NYSE. If the Company decides to seek listing of any such Offered Securities, the Prospectus Supplement relating thereto will disclose such exchange or market. The applicable Prospectus Supplement will also contain information, where applicable, about certain material United States Federal income tax considerations relating to the Offered Securities covered by such Prospectus Supplement.

                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------

  The Offered Securities may be offered directly to the Company's stockholders (in the case of Rights) or to purchasers, to or through agents, underwriters or dealers, as designated from time to time, or through a combination of such methods, each as set forth in the applicable Prospectus Supplement. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of Offered Securities to be made directly or through agents. Certain terms of the offering and sale of the Offered Securities, including, where applicable, the names of any underwriters, dealers, or agents, any applicable commission, discounts and other items constituting compensation of such underwriters, dealers or agents, and the proceeds to the Company from such sale will be set forth in the accompanying Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for underwriters, dealers and agents.

  No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of the Offered Securities.

                THE DATE OF THIS PROSPECTUS IS MARCH 16, 1998.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND THEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY OFFERED SECURITIES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR IN ANY PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR OF SUCH PROSPECTUS SUPPLEMENT.

  IN CONNECTION WITH THE OFFERING OF CERTAIN OFFERED SECURITIES, CERTAIN PERSONS PARTICIPATING IN SUCH OFFERING MAY EFFECT TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE EFFECT THE MARKET PRICES OF SUCH OFFERED SECURITIES OR OTHER SECURITIES OF THE COMPANY INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH AN OFFERING OF OFFERED SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus and any Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Offered Securities, reference is hereby made to the Registration Statement, including the exhibits and schedules filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are not necessarily complete, and in each instance, reference is made to the copy of such document so filed, each such statement being qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov., which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission and certain of the Company's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference in, and shall be deemed to be a part of, this Prospectus:

    (a) Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (the "Form 10-K");

    (b) Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1997 filed with the Commission on October 15, 1997;

    (c) Amended Report on Form 10-Q/A for the quarter ended August 31, 1997 filed with the Commission on October 17, 1997;

    (d) Current Report on Form 8-K filed with the Commission on October 1,
  1997;

    (e) Current Report on Form 8-K filed with the Commission on October 29,
  1997;

    (f) Current Report on Form 8-K filed with the Commission on December 17,
  1997.

    (g) Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1997 filed with the Commission on January 14, 1998;

    (h) Amended Report on Form 10-Q/A for the quarter ended November 30, 1997 filed with the Commission on February 12, 1998.

    (i) Current Report on Form 8-K filed with the Commission on February 12,
  1998.

    (j) Current Report on Form 8-K filed with the Commission on March 11,
  1998;

    (k) Description of the Company's Common Stock included in a Registration Statement on Form 10 filed with the Commission on October 10, 1996;

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Offered Securities to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in this Prospectus or in any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and any Prospectus Supplement to the extent that a statement contained herein or in any Prospectus Supplement or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any of the foregoing documents (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to the Corporate Secretary, Sunburst Hospitality Corporation, 10770 Columbia Pike, Silver Spring, MD 20901. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus, including the documents that are incorporated herein by reference, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements relate to, among other things, capital expenditures, cost reduction, cash flow and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "management believes," "the Company believes," "the Company intends" and similar words or phrases. Such statements are subject to inherent uncertainties and risks, that could cause the actual results, performance or achievements of the Company, including among others: general business and economic conditions in the Company's operating regions; pricing pressures and other competitive factors; the Company's substantial leverage, the Company's plans to realize cash proceeds through leveraging its remaining assets and its plans to make selected strategic investments and acquisitions and develop new hotels. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                  THE COMPANY

  Sunburst is a leading national hotel company with a portfolio of 76 hotels containing 10,859 rooms located in 25 states as of November 30, 1997. Each hotel is operated by the Company pursuant to a franchise agreement with Choice Hotels International, Inc. ("Choice"), under one of the Choice franchise brands (Comfort(R), Quality(R), Clarion(R), Sleep(R), Rodeway(R), Econo Lodge(R) and MainStay Suitessm) and Sunburst is Choice's largest franchisee. Sunburst's hotels operate in one of three principal segments of the lodging industry: extended stay, full service and limited service.

  The Company was formed under the name Choice Hotels Holdings, Inc. on June 27, 1996 as a wholly owned subsidiary of Manor Care, Inc., a Delaware corporation, in order to hold Manor Care's hotel ownership and franchising business. On November 1, 1996, Manor Care distributed to its stockholders, on a pro rata basis, all of the stock of the Company (which was re-named "Choice Hotels International, Inc.) (the "Company Spin-off"). At the time of the Company Spin-off, Choice was a wholly owned subsidiary of the Company under the name "Choice Hotels Franchising, Inc." As a subsidiary of the Company, Choice conducted the hotel franchising business that it formerly conducted as a subsidiary of Manor Care.

  On October 15, 1997, the Company distributed to its stockholders, on a pro rata basis, all of the stock of Choice (the "Choice Spin-off"). At the time of the Choice Spin-off, the Company changed its name to "Sunburst Hospitality Corporation" and Choice changed its name to "Choice Hotels International, Inc." Choice currently operates its hotel franchising business as a separate corporation.

  The Company's principal executive offices are located at 10770 Columbia Pike, Silver Spring, MD 20901, and its telephone number is (301) 979-5000.

                                USE OF PROCEEDS

  Unless otherwise indicated in the applicable Prospectus Supplement, the Company anticipates that any net proceeds from the sale of Offered Securities will be used for general corporate purposes, which may include, but are not limited to, working capital, capital expenditures, acquisitions and the repayment, refinancing or repurchase of the Company's indebtedness or capital stock, including the Company's outstanding long-term debt securities. The factors which the Company will consider in any refinancing will include the amount and characteristics of any Offered Securities issued and may include, among others, the impact of such refinancing on the Company's liquidity, debt-to-capital ratio and earnings per share. When a particular series of Offered Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Offered Securities. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade debt securities or to reduce indebtedness under the Company's bank credit agreement.

                                 RISK FACTORS

  CERTAIN OF THE OFFERED SECURITIES TO BE OFFERED HEREBY THEMSELVES MAY INVOLVE A HIGH DEGREE OF RISK. SUCH RISKS WILL BE SET FORTH IN THE PROSPECTUS SUPPLEMENT RELATING TO SUCH OFFERED SECURITIES.

                         RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the Company's ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated.

                                         SIX MONTHS
                                            ENDED
                                        NOVEMBER 30,         FISCAL YEAR
                                       ----------------  --------------------
                                        1997     1996    1997    1996   1995
                                       -------  -------  ----- -------- -----
                                         (IN THOUSANDS EXCEPT RATIO DATA)
Ratio of earnings to combined fixed
 charges and preferred stock
 dividends(a).........................     1.9      2.3   1.7       --    --
Deficiency of earnings to combined
 fixed charges and preferred stock
 dividends(b).........................     --       --    --   $ 21,874 $ 780

--------
(a) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges. Fixed charges represent interest expense (including capitalized interest), the amortization of debt issuance costs and the portion of rental expense which represents interest.
(b) The deficiency of earnings to fixed charges in fiscal year 1996 is the result of a $24.5 million provision for asset impairment. The ratio of earnings to fixed charges for fiscal year 1996 excluding the impact of the provision for asset impairment is 1.2. The deficiency of earnings to fixed charges in fiscal year 1995 is largely the result of depreciation and amortization of $6.0 million.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of "earnings" to fixed charges of the Company for the periods indicated.

                                           SIX MONTHS
                                              ENDED
                                          NOVEMBER 30,         FISCAL YEAR
                                         ----------------  --------------------
                                          1997     1996    1997    1996   1995
                                         -------  -------  ----- -------- -----
                                           (IN THOUSANDS EXCEPT RATIO DATA)
Ratio of earnings to fixed charges
 (a)...................................      1.9      2.3   1.7       --    --
Deficiency of earnings to fixed charges
 (b)...................................      --       --    --   $ 21,874 $ 780

--------
(a) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges. Fixed charges represent interest expense (including capitalized interest), the amortization of debt issuance costs and the portion of rental expense which represents interest.
(b) The deficiency of earnings to fixed charges in fiscal year 1996 is the result of a $24.5 million provision for asset impairment. The ratio of earnings to fixed charges for fiscal year 1996 excluding the impact of the provision for asset impairment is 1.2. The deficiency of earnings to fixed charges in fiscal year 1995 is largely the result of depreciation and amortization of $6.0 million.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities offered hereby are to be issued under an indenture (the "Indenture") to be executed by the Company and a trustee to be identified in the applicable Prospectus Supplement, as Trustee (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential purchasers of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. A copy of the form of Indenture has been filed as an exhibit to the Registration Statement. Section references used in this Prospectus refer to sections of the Indenture.

  The Company may offer under this Prospectus up to $250,000,000 aggregate principal amount of Debt Securities, or if Debt Securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $250,000,000. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will represent direct, unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

  The following statements relating to the Debt Securities and the Indenture are summaries and do not purport to be complete. Such summaries may make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. Certain other specific terms of any series of Debt Securities will be described in the applicable Prospectus Supplement. To the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described herein, then such terms described herein shall be deemed to have been superseded by such Prospectus Supplement.

GENERAL

  The terms of each series of Debt Securities will be established by or pursuant to a resolution of the Board of Directors of the Company and set forth or determined in the manner provided in an Officers' Certificate or by a supplemental indenture. (Indenture sec. 2.2) The particular terms of each series of Debt Securities will be described in a Prospectus Supplement relating to such series (including any pricing supplement thereto).

  The Debt Securities that may be offered under the Indenture are not limited in aggregate principal amount. The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium, or at a discount. The Prospectus Supplement (including any pricing supplement thereto) will set forth the initial offering price, the aggregate principal amount and the following terms of the Debt Securities in respect of which this Prospectus is delivered: (1) the title of such Debt Securities; (2) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (3) any limit on the aggregate principal amount of such Debt Securities; (4) the date or dates on which principal on such Debt Securities will be payable; (5) the rate or rates (which may be fixed or variable) per annum or, if applicable, the method used to determine such rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which such Debt Securities will bear interest, if any, the date or dates from which such interest, if any, will accrue, the date or dates on which such interest, if any, will commence and be payable and any regular record date for the interest payable on any interest payment date; (6) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase the Debt Securities, in whole or in part, pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof; (9) the dates, if any, on which and the price or prices at which the Debt Securities will be repurchased by the Company at the option of the Holders thereof and other detailed terms and provisions of such repurchase obligations; (10) the denominations in which such Debt Securities may be issuable, if other than denominations of $1,000 and any integral multiple thereof; (11) whether the Debt Securities are to be issuable in the form of Certificated Debt Securities (as defined below) or Global Debt Securities (as defined below); (12) the portion of principal amount of such Debt Securities that shall be payable upon declaration of acceleration of the maturity date thereof, if other than the principal amount thereof; (13) the currency of denomination of such Debt Securities; (14) the designation of the currency, currencies or currency units in which payment of principal of, premium, if any, and interest, if any, on such Debt Securities will be made; (15) if payments of principal of, premium, if any, or interest, if any, on the Debt Securities are to be made in one or more currencies or currency units other than that or those in which such Debt Securities are denominated, the manner in which the exchange rate with respect to such payments will be determined; (16) the manner in which the amounts of payment of principal of, premium, if any, or interest, if any, on such Debt Securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which the Debt Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index; (17) the provisions, if any, relating to any security provided for such Debt Securities; (18) any addition to or change in the Events of Default described herein or in the Indenture with respect to such Debt Securities; (19) any addition to or change in the covenants described herein or in the Indenture with respect to such Debt Securities and any change in the acceleration provisions described herein or in the Indenture with respect to such Debt Securities; (20) the terms and conditions, if any, upon which the Debt Securities shall be exchanged for or converted into Common Stock or Preferred Stock; (21) any other terms of such Debt Securities, which may modify or delete any provision of the Indenture insofar as it applies to such series;
(22) any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities; and
(23) whether such Debt Securities rank as senior subordinated Debt Securities or subordinated Debt Securities or any combination thereof; (Indenture sec. 2.2)

  Debt Securities may be issued that provide for an amount less than the stated principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to the terms of the Indenture ("Discount Debt Securities"). Federal income tax considerations and other special considerations applicable to any such Discount Debt Securities will be described in the applicable Prospectus Supplement.

  Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

  If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest, if any, on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

EXCHANGE AND/OR CONVERSION RIGHTS

  The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

TRANSFER AND EXCHANGE

  Each Debt Security will be represented by either one or more global securities (a "Global Debt Security") registered in the name of The Depository Trust Company, as Depositary (the "Depositary") or a nominee of the Depositary (each such Debt Security represented by a Global Debt Security being herein referred to as a "Book-Entry Debt Security"), or a certificate issued in definitive registered form (a "Certificated Debt Security"), as set forth in the applicable Prospectus Supplement. Except as set forth under "--Global Debt Securities and Book-Entry System" below, Book-Entry Debt Securities will not be issuable in certificated form.

  Certificated Debt Securities. Certificated Debt Securities may be transferred or exchanged at the Trustee's office or paying agencies in accordance with the terms of the Indenture. No service charge will be made for any transfer or exchange of Certificated Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  The transfer of Certificated Debt Securities and the right to receive the principal of, premium, if any, and interest, if any, on such Certificated Debt Securities may be effected only by surrender of the certificate representing such Certificated Debt Securities and either reissuance by the Company or the Trustee of such certificate to the new holder or the issuance by the Company or the Trustee of a new certificate to the new Holder.

  Global Debt Securities and Book-Entry System. Each Global Debt Security representing Book-Entry Debt Securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary. Except as set forth below, Book-Entry Debt Securities will not be exchangeable for Certificated Debt Securities and will not otherwise be issuable as Certificated Debt Securities.

  The procedures that the Depositary has indicated it intends to follow with respect to Book-Entry Debt Securities are set forth below.

  Ownership of beneficial interests in Book-Entry Debt Securities will be limited to persons that have accounts with the Depositary for the related Global Debt Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Debt Security, the Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Book-Entry Debt Securities represented by such Global Debt Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Book-Entry Debt Securities. Ownership of Book-Entry Debt Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related Global Debt Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interests in Book-Entry Debt Securities.

  So long as the Depositary for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Book-Entry Debt Securities represented by such Global Debt Security for all purposes under the Indenture. Except as set forth below, beneficial owners of Book-Entry Debt Securities will not be entitled to have such securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing such securities and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person beneficially owning Book-Entry Debt Securities must rely on the procedures of the Depositary for the related Global Debt Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture.

  The Company understands, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a Global Debt Security to exercise certain rights of Holders of Debt Securities, and the Indenture provides that the Company, the Trustee and their respective agents will treat as the Holder of a Debt Security the persons specified in a written statement of the Depositary with respect to such Global Debt Security for purposes of obtaining any consents or directions required to be given by Holders of the Debt Securities pursuant to the Indenture. (Indenture sec. 2.14.6)

  Payments of principal of, premium, if any, and interest on Book-Entry Debt Securities will be made to the Depositary or its nominee, as the case may be, as the registered holder of the related Global Debt Security. (Indenture sec. 2.14.5) None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary, upon receipt of any payment of principal of, premium, if any, or interest, if any, on a Global Debt Security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of Book-Entry Debt Securities held by each such participant as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Debt Securities held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  If the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue Certificated Debt Securities in exchange for each Global Debt Security. In addition, the Company may at any time and in its sole discretion determine not to have the Book-Entry Debt Securities of any series represented by one or more Global Debt Securities and, in such event, will issue Certificated Debt Securities in exchange for the Global Debt Securities of such series. Global Debt Securities will also be exchangeable by the Holders for Certificated Debt Securities if an Event of Default with respect to the Book Entry Debt Securities represented by such Global Debt Securities has occurred and is continuing. Any Certificated Debt Securities issued in exchange for a Global Debt Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of Book-Entry Debt Securities relating to such Global Debt Security.

  The foregoing information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

NO PROTECTION IN THE EVENT OF CERTAIN TRANSACTIONS

  Unless otherwise set forth in the Prospectus Supplement, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

COVENANTS

  Unless otherwise indicated in this Prospectus or a Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness of the Company.

  The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, any Person (a "successor Person") unless (i) the Company is the surviving corporation or the successor Person (if other than the Company) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes the Company's obligations on the Debt Securities and under the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing under the Indenture and
(iii) certain other conditions are met. (Indenture sec. 5.1)

EVENTS OF DEFAULT

  Unless otherwise specified in the applicable Prospectus Supplement, the following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) default in the payment of any interest upon any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of such payment is deposited by the Company with the Trustee or with a paying agent prior to the expiration of such period of 30 days); (b) default in the payment of principal of or premium, if any, on any Debt Security of that series when due and payable, at maturity, upon redemption or otherwise; (c) default in the deposit of any sinking fund payment, when and as due in respect of any Debt Security of that series; (d) default in the performance or breach of any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization with respect to the Company; and (f) any other Event of Default provided with respect to Debt Securities of that series that is described in the Prospectus Supplement accompanying this Prospectus. No Event of Default with respect to a particular series of Debt Securities (except as to certain events in bankruptcy, insolvency or reorganization with respect to the Company) necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Indenture sec. 6.1). The occurrence of an Event of Default may constitute an event of default under the Company's bank credit agreements in existence from time to time. In addition, the occurrence of certain Events of Default or an acceleration under the Indenture may constitute an event of default under certain other indebtedness of the Company outstanding from time to time.

  If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the Trustee if given by the Holders), declare to be due and payable immediately the principal (or, if the Debt Securities of that series are Discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all Debt Securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding Debt Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of outstanding Debt Securities. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of that series may rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and interest, if any, with respect to Debt Securities of that series, have been cured or waived as provided in the Indenture. (Indenture sec. 6.2) For information as to waiver of defaults see the discussion set forth below under "--Modification and Waiver."

  The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of outstanding Debt Securities, unless the Trustee receives indemnity satisfactory to it against any loss, liability or expense. (Indenture sec. 7.1(e)) Subject to certain rights of the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Indenture sec. 6.12)

  No Holder of any Debt Security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Indenture sec. 6.7) Notwithstanding the foregoing, the Holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Indenture sec. 6.8)

  The Indenture requires the Company, within 120 days after the end of each of its fiscal years, to furnish to the Trustee a statement as to compliance with the Indenture. (Indenture sec. 4.3) The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any Default or Event of Default (except in payment on any Debt Securities of such series) with respect to Debt Securities of such series if it in good faith determines that withholding such notice is in the interest of the Holders of such Debt Securities. (Indenture sec. 7.5)

MODIFICATION AND WAIVER

  Modifications to, and amendments of, the Indenture may be made by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the outstanding Debt Securities of each series affected by such modifications or amendments; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby: (a) reduce the amount of Debt Securities whose Holders must consent to an amendment or waiver; (b) reduce the rate of or extend the time for payment of interest (including default interest) on any Debt Security; (c) reduce the principal of or premium, if any, on or change the fixed maturity of any Debt Security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of Debt Securities; (d) reduce the principal amount of Discount Debt Securities payable upon acceleration of the maturity thereof; (e) waive a Default or an Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security (except a rescission of acceleration of the Debt Securities of any series by the Holders of at least a majority in aggregate principal amount of the then outstanding Debt Securities of such series and a waiver of the payment default that resulted from such acceleration); (f) make the principal of or premium, if any, or interest, if any, on any Debt Security payable in currency other than that stated in the Debt Security; (g) make any change to certain provisions of the Indenture relating to, among other things, the right of Holders of Debt Securities to receive payment of the principal of, premium, if any, and interest, if any, on such Debt Securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or
(h) waive a redemption payment with respect to any Debt Security. (Indenture sec. 9.3) The Company and the Trustee may amend the Indenture of the Debt Securities without notice to or consent of any holder of a Debt Security; (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions regarding successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for Global Debt Securities in addition to or in place of Certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Debt Securities; provided however, that any such addition, change or elimination (A) shall neither (i) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or (B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provisions; (vi) to make any change that does not adversely affect in any material respect the interest of any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.

  The Holders of at least a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with provisions of the Indenture other than certain specified provisions. (Indenture sec. 9.2) The Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default under the Indenture with respect to such series and its consequences, except a default in the payment of the principal of, premium, if any, or any interest, if any, on any Debt Security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of such series affected; provided, however, that the Holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. (Indenture sec. 6.13)

DEFEASANCE OF SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

  Legal Defeasance. The Indenture provides that, unless otherwise provided by the terms of the applicable series of Debt Securities, the Company may be discharged from any and all Obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents) upon the deposit with the Trustee, in trust, of money and/or U.S. Government obligations or, in the case of Debt Securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations (as defined below), that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal (and premium, if any) and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, the Company shall have delivered to the Trustee an opinion of counsel stating that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Indenture sec. 8.3)

  Defeasance of Certain Covenants. The Indenture provides that, unless otherwise provided by the terms of the applicable series of Debt Securities, upon compliance with certain conditions, (i) the Company may omit to comply with the covenants described above under "--Consolidation, Merger and Sale of Assets" and certain other covenants set forth in the Indenture, as well as any additional restrictive covenants, or other provisions which may be set forth in the applicable Prospectus Supplement, and any omission to comply with such covenants will not constitute a Default or an Event of Default with respect to the Debt Securities of such series ("covenant defeasance"). The conditions include: the deposit with the Trustee of money and/or U.S. Government Obligations or, in the case of Debt Securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred. (Indenture sec. 8.4)

  Covenant Defeasance and Events of Default. In the event the Company exercises its option to effect covenant defeasance with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

  "Foreign Government Obligations" means, with respect to Debt Securities of any series that are denominated in a currency other than U.S. Dollars, (i) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by or acting as an agency or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof.

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Indenture sec. 10.10).

REGARDING THE TRUSTEE

  The Trustee with respect to any series of Debt Securities will be identified in the Prospectus Supplement relating to such Debt Securities. The Indenture and the provision of the TIA incorporated by reference therein contain certain limitation on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transaction with the Company and its affiliates, provided, however, that if it acquires any conflicting interest (as defined in the TIA), it must eliminate such conflict or resign.

  The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in the case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

                        DESCRIPTION OF PREFERRED STOCK

  Under the Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), shares of Preferred Stock may be issued from time to time, in one or more classes or series, as authorized by the Board of Directors, generally without the approval of the stockholders. Prior to issuance of shares of each series, the Board of Directors is required by the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation to adopt resolutions and file a Certificate of Designation (the "Certificate of Designation") with the Secretary of State of the State of Delaware, fixing for each such class or series the designation, powers, preferences and rights of the shares of such class or series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the DGCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interest or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

  Subject to limitations prescribed by the DGCL, the Certificate of Incorporation and the Amended and Restated Bylaws of the Company (the "Bylaws"), the Board of Directors is authorized to fix the number of shares constituting each class or series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock offered hereby will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

  Reference is made to the Prospectus Supplement relating to the class or series of Preferred Stock being offered for the specific terms thereof, including:

    (1) The title and stated value of such Preferred Stock;

    (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the purchase price of such Preferred Stock;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) Whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) The provisions for a sinking fund, if any, for such Preferred Stock;

    (7) The provisions for redemption, if applicable, of such Preferred
  Stock;

    (8) Any listing of such Preferred Stock on any securities exchange or market;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;

    (10) The terms and conditions, if applicable, upon which Preferred Stock will be exchangeable into Debt Securities of the Company, including the exchange price (or manner of calculation thereof) and exchange period);

    (11) Voting rights, if any, of such Preferred Stock;

    (12) Whether interests in such Preferred Stock will be represented by depositary shares;

    (13) A discussion of any material and/or special United States federal income tax considerations applicable to such Preferred Stock;

    (14) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    (15) Any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

    (16) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

                          DESCRIPTION OF COMMON STOCK

  The Company's authorized common stock consists of 60,000,000 shares which are designated as Common Stock, par value, $.01 per share ("Common Stock"), 19,956,912 shares of which were issued and outstanding as of February 4, 1998. Holders of Common Stock are entitled to receive, subject to preferences that may be applicable from time to time with respect to any outstanding preferred stock, such dividends as are declared by the Company's Board of Directors, one vote for each share at all meetings of stockholders, and, subject to preferences that may be applicable from time to time with respect to any outstanding preferred stock, the remaining assets of the Company upon liquidation, dissolution or winding up of the Company. The Company may issue additional shares of common stock without further stockholder approval, up to the maximum authorized number of shares, except as may be otherwise required by applicable law or stock exchange regulations. The dividend policy of the Company is determined by its Board of Directors. The terms of the Company's current credit facility restrict the ability of the Company to pay dividends.

  Shares of common stock may be issued from time to time in one or more classes or series. With respect to the issuance of common shares of any class or series, the Company's Board of Directors is authorized to determine, without any further action by the holders of Common Stock, among other things, the dividend rights, dividend rate, conversion rights, voting rights and rights and terms of redemption, as well as the number of shares constituting such class or series. Should the Company's Board of Directors elect to exercise its authority, the rights and privileges of holders of Common Stock could be made subject to rights and privileges of any other series of Common Stock. The Company has no present plans to issue any common stock of a class or series other than Common Stock.

  Holders of shares of Common Stock have no preemptive or other similar rights. The shares of Common Stock are not subject to redemption or a sinking fund.

  Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of preventing, discouraging or delaying any change of control of the Company and may maintain the incumbency of the Board of Directors and management. The authorization of 5,000,000 shares of preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of the Company. In addition, the Certificate of Incorporation provides for three classes of directors serving for staggered three-year terms. Under the DGCL, subject to certain inapplicable exceptions, directors on a classified board may only be removed by shareholders for cause. This provision could also impede the success of any attempt to effect a change of control of the Company.

  The Company has expressly elected not to be subject to Section 203 ("Section 203") of the DGCL. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, subject to certain exceptions.

                            DESCRIPTION OF WARRANTS

  The Company may issue warrants to purchase Debt Securities (the "Debt Warrants"), Preferred Stock (the "Preferred Stock Warrants") or Common Stock (the "Common Stock Warrants" and, collectively with the Debt Warrants and the Preferred Stock Warrants, the "Warrants"). Warrants may be issued independently or together with any Offered Securities and may be attached to or separate from such Offered Securities. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to the Warrants being offered pursuant thereto.

DEBT WARRANTS

  The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and Debt Warrant certificates representing such Debt Warrants, including the following:

    (1) the title for such Debt Warrants;

    (2) the aggregate number of such Debt Warrants;

    (3) the price or prices at which such Debt Warrants will be issued;

    (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants;

    (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such security;

    (6) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable;

    (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price at which such principal amount of Debt Securities may be purchased upon such exercise;

    (8) the date on which such right shall expire;

    (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time;

    (10) a discussion of the material United States federal income tax considerations applicable to the exercise of such Debt Warrants; and

    (11) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

  Debt Warrant certificates will be exchangeable for new Debt Warrant certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the securities purchasable upon such exercise.

OTHER WARRANTS

  The applicable Prospectus Supplement will describe the following terms of Preferred Stock Warrants or Common Stock Warrants in respect of which this Prospectus is being delivered:

    (1) the title of such Warrants;

    (2) the securities for which such Warrants are exercisable;

    (3) the price or prices at which such Warrants will be issued;

    (4) the number of such Warrants issued with each share of Preferred Stock or Common Stock;

    (5) any provisions for adjustment of the number or amount of shares of Preferred Stock or Common Stock receivable upon exercise of such Warrants or the exercise price of such Warrants;

    (6) if applicable, the date on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable;

    (7) if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of such Warrants;

    (8) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants;

    (9) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; and

    (10) the maximum or minimum number of such Warrants which may be exercised at any time.

EXERCISE OF WARRANTS

  Each Warrant will entitle the holder of Warrants to purchase for cash such principal amount of Debt Securities or shares of Preferred Stock or Common Stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

  Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise. If less than all of the Warrants represented by such Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining Warrants.

                             DESCRIPTION OF RIGHTS

  The Company may issue Rights to purchase Preferred Stock (the "Preferred Stock Rights"), including, but not limited to the Preferred Stock Purchase Rights referred to below, Common Stock (the "Common Stock Rights"), or Warrants to purchase Preferred Stock or Common Stock (the "Warrant Rights" and, collectively with the Preferred Stock Rights and the Common Stock Rights, the "Rights"). The Company has adopted a Preferred Stock Purchase Plan pursuant to which it intends to distribute to its stockholders Preferred Stock Purchase Rights. For a description of the material terms of the Preferred Stock Purchase Rights, see the Company's Current Report on Form 8-K filed with the Commission on March 11, 1998 which is incorporated herein by reference. See, "Information Incorporated By Reference."

  Rights may be issued independently or together with any other Offered Security and may or may not be transferable. Additionally, the Company may issue Rights to its stockholders in a Rights Offering. In connection with any Rights Offering, the Company may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriter will purchase any Offered Securities remaining unsubscribed for after the Rights Offering. The material terms of any Rights offered will be set forth in a Prospectus Supplement and, in certain cases, the Rights will be evidenced by a certificate. In the case of a Rights Offering, certificates evidencing the Rights and a Prospectus Supplement relating to the Rights Offering will be distributed to the Company's stockholders on the record date for receiving Rights in such Rights Offering set by the Company.

  The applicable Prospectus Supplement will describe the following terms of Rights in respect of which this Prospectus is being delivered:

    (1) the title of such Rights;

    (2) the securities for which such Rights are exercisable;

    (3) the exercise price for such Rights;

    (4) the number of such Rights issued to each stockholder;

    (5) the extent to which such Rights are transferable;

    (6) if applicable, a discussion of the material United States federal income tax considerations applicable to the issuance or exercise of such Rights;

    (7) any other terms of such Rights, including terms, procedures and limitations relating to the exchange and exercise of such Rights;

    (8) the date on which the right to exercise such Rights shall commence, and the date on which such right shall expire.

    (9) the extent to which such Rights includes an over-subscription privilege with respect to unsubscribed securities.

    (10) if applicable, the material terms of any standby underwriting arrangement entered into by the Company in connection with any Rights Offering.

EXERCISE OF RIGHTS

  Each Right will entitle the holder of Rights to purchase for cash such principal amount of shares of Preferred Stock, Common Stock, Common Stock Warrants or Preferred Stock Warrants, or any combination thereof, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Rights offered thereby. Rights may be exercised at any time up to the close of business on the expiration date for such Rights set forth in the Prospectus Supplement. After the close of business on the expiration date, all unexercised Rights will become void.

  Rights may be exercised as set forth in the Prospectus Supplement relating to the Rights offered thereby. Upon receipt of payment and the Rights certificate properly completed and duly executed at the corporate trust office of the Rights Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the shares of Preferred Stock or Common Stock, Common Stock Warrants or Preferred Stock Warrants purchasable upon such exercise. In the event that not all of the Rights issued in any Rights Offering are exercised, the Company may determine to offer any unsubscribed Offered Securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, (including pursuant to standby underwriting arrangements), as set forth in the applicable Prospectus Supplement.

                             PLAN OF DISTRIBUTION

  The Company may sell the Offered Securities being offered hereby: (i) directly to purchasers; (ii) through agents; (iii) through dealers; (iv) through underwriters; (v) directly to the Company's stockholders (in the case of Rights); or (vi) through a combination of any such methods of sale.

  The distribution of the Offered Securities may be effected from time to time in one or more transactions either (i) at a fixed price or prices, which may be changed, (ii) at market prices prevailing at the time of sale, (iii) at prices related to such prevailing market prices; or (iv) at negotiated prices.

  Offers to purchase Offered Securities may be solicited directly by the Company. Offers to purchase Offered Securities may also be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth in the Prospectus Supplement.

  If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale.

  If an underwriter is, or underwriters are, utilized in the sale, the Company will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the Prospectus Supplement, which will be used by the underwriter to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. In connection with the sale of Offered Securities, such underwriter may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agents. Underwriters may also sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commission from the purchasers for whom they may act as agents. Any underwriting compensation paid by the Company to underwriters in connection with the offering of Offered Securities, and any discounts, concessions or commission allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement.

  Pursuant to any standby underwriting agreement entered into in connection with a Rights Offering, persons acting as standby underwriters may receive a commitment fee for all securities underlying the Rights that the underwriter commits to purchase on a standby basis. Additionally, prior to the expiration date with respect to any Rights, any standby underwriters in a Rights Offering may offer such securities on a when-issued basis, including securities to be acquired through the purchase and exercise of Rights, at prices set from time to time by the standby underwriters. After the expiration date with respect to such Rights, the underwriters may offer securities of the type underlying the Rights, whether acquired pursuant to a standby underwriting agreement, the exercise of the Rights or the purchase of such securities in the market, to the public at a price or prices to be determined by the underwriters. The standby underwriters may thus realize profits or losses independent of the underwriting discounts or commission paid by the Company. In the event that the Company does not enter into a standby underwriting arrangement in connection with a Rights Offering, the Company may elect to retain a dealer-manager to manage the Rights Offering for the Company. Any such dealer-manager may offer securities of the type underlying the Rights acquired or to be acquired pursuant to the purchase and exercise of Rights and may thus realize profits or losses independent of any dealer-manager fee paid by the Company.

  Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase Offered Securities pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchasers under any such contract will not be subject to any conditions except that (a) the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if the Offered Securities are also being sold to underwriters, the Company shall have sold to such underwriters the Offered Securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts. The Prospectus Supplement relating to such contracts, the commission payable for solicitation of such contracts and the date or dates in the future for delivery of Offered Securities pursuant to such contracts.

  Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot shares of the Common Stock in connection with an offering of Common Stock, thereby creating a short position in the underwriters' account. Syndicate covering transactions involve purchases of the Debt Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the Debt Securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

  The anticipated date of delivery of Offered Securities will be set forth in the applicable Prospectus Supplement relating to each offer.

                                 LEGAL MATTERS

  The validity of the Offered Securities will be passed upon for the Company by Latham & Watkins, Washington, D.C. If the Offered Securities are distributed in an underwritten offering or through agents, certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement.

                                    EXPERTS

  The consolidated financial statements and related schedule of the Company for the fiscal years ended May 31, 1997, 1996 and 1995 included in the Company's Form 10-K and the Company's Form 8-K dated February 12, 1998 and incorporated by reference in this Prospectus and related registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTA-TIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PRO-SPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  ----------

                               TABLE OF CONTENTS


                             PROSPECTUS SUPPLEMENT

                                                                           PAGES
                                                                           -----
Prospectus Supplement Summary............................................. S- 3
Risk Factors.............................................................. S-12
Use of Proceeds........................................................... S-19
Price Range of Common Stock............................................... S-19
Dividend Policy........................................................... S-20
Capitalization............................................................ S-20
Pro Forma Financial Data.................................................. S-21
Selected Historical Consolidated Financial Data........................... S-21
Management's Discussion and Analysis of
 Financial Condition and Results of Operations............................ S-25
Business and Properties................................................... S-32
Management................................................................ S-47
Underwriting.............................................................. S-49
Incorporation of Certain Documents by Reference........................... S-50
Legal Matters............................................................. S-50

                                   PROSPECTUS

Available Information.....................................................   ii
Information Incorporated by Reference.....................................  iii
Disclosure Regarding Forward-Looking Statements...........................   iv
The Company...............................................................    1
Use of Proceeds...........................................................    1
Risk Factors..............................................................    1
Ratio of Earnings to Combined Fixed Charges
 and Preferred Stock Dividends............................................    2
Ratio of Earnings to Fixed Charges........................................    2
Description of Debt Securities............................................    3
Description of Preferred Stock............................................   10
Description of Common Stock...............................................   12
Description of Warrants...................................................   12
Description of Rights.....................................................   14
Plan of Distribution......................................................   16
Legal Matters.............................................................   17
Experts...................................................................   17

================================================================================

                               5,000,000 Shares


            [LOGO OF SUNBURST HOSPITALITY CORPORATION APPEARS HERE]

                                 Common Stock


                                   --------

                                  PROSPECTUS
                                  SUPPLEMENT

                                       , 1998


                                   --------


                             Salomon Smith Barney

                           Bear, Stearns & Co. Inc.

                            NationsBanc Montgomery
                                Securities LLC


================================================================================